Exhibit 99.1

Glossary

In addition to terms defined elsewhere in this annual information form, the following are defined terms used in this Annual Information Form:

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.

“AIF” means this Annual Information Form and the appendices attached hereto.

“Common Shares” means a common share in the capital of the Company.

“Conversion Arrangement” means the plan of arrangement effected on September 1, 2010 under section 193 of the ABCA pursuant to which the Trust converted from an income trust to a corporate structure, and Unitholders exchanged their Trust Units for common shares of the Company on a one-for-one basis and holders of exchangeable shares of Vermilion Resources Ltd., previously a subsidiary of the company, received 1.89344 common shares for each exchangeable share held.

“Dividend” means a dividend paid by Vermilion in respect of the common shares, expressed as an amount per common share.

“McDaniel & Associates” means McDaniel & Associates Consultants Ltd., independent petroleum engineering consultants of Calgary, Alberta.

“McDaniel & Associates Report” means the independent engineering reserves evaluation of certain oil, NGL and natural gas interests of the Company prepared by McDaniel & Associates dated March 3, 2026 and effective December 31, 2025.

“NCIB” means the normal course issuer bid approved by the Toronto Stock Exchange allowing Vermilion to repurchase its common shares.

“Shareholders” means holders from time to time of the common shares.

“Subsidiary” means, in relation to any person, any corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of common shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person.

“Trust” means Vermilion Energy Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta that was dissolved and ceased to exist pursuant to the Conversion Arrangement.

“Trust Unit” means units in the capital of the Trust.

“Unitholders” means former unitholders of the Trust.

“Vermilion”, the “Company”, “us”, “our” or “we” means Vermilion Energy Inc. and where context allows, its consolidated business enterprise, except that a reference to “Vermilion” prior to the date of the Conversion Arrangement means the consolidated business enterprise of the Trust, unless otherwise indicated.

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Conventions

Unless otherwise indicated, references herein to “$” or “dollars” are to Canadian dollars. References herein to “US$” or “USD” are to United States dollars.

Production numbers stated refer to Vermilion’s working interest share before deduction of Crown, freehold, and other royalties. Reserve amounts are gross reserves, stated before deduction of royalties and without including any royalty interest of the company, as at December 31, 2025, based on forecast costs and price assumptions as evaluated in the McDaniel & Associates Report.

Abbreviations

$M	thousand dollars
$MM	million dollars
°API	an indication of the specific gravity of crude oil measured on the API (American Petroleum Institute) gravity scale
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in southeast Alberta
bbl(s)	barrel(s)
bbl(s)/d	barrel(s) per day
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
GHG	greenhouse gas
mbbl(s)	thousand barrel(s)
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmboe	million barrels of oil equivalent
mmBtu	million British Thermal Units
mmcf	million cubic feet
mmcf/d	million cubic feet per day
MD	measured depth
NGL	natural gas liquids
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia
psi	pounds per square inch
NBP	the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point operated by National Grid
NCIB	normal course issuer bid
THE	the price for natural gas in Germany, quoted in megawatt hours of natural gas, at the Trading Hub Europe
TTF	the day-ahead price for natural gas at the Title Transfer Facility Virtual Trading Point operated by Dutch TSO Gas Transport Services
US	The United States of America
WTI	West Texas Intermediate, the reference price paid in US dollars at Cushing, Oklahoma for crude oil of standard grade

Conversions

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units):

To Convert From	To	Multiply By
mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
bbls	Cubic metres	0.159
Cubic metres	bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

Vermilion Energy Inc. ■ Page 3 ■ 2025 Annual Information Form

Special Note Regarding Forward-Looking Statements or Information

Certain statements included or incorporated by reference in this AIF may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking statements or information”). Such forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this AIF may include, but are not limited to:

●	capital expenditures;
●	return of capital, including targeted payouts and source of funds;
●	business strategies, objectives and priorities;
●	targeted products and formations;
●	growth capacity and opportunities;
●	future capacity of facilities;
●	drilling plans and anticipated new wells;
●	planned workovers and well optimizations;
●	capital allocation;
●	future dividends, including anticipated increases;
●	Vermilion’s budget;
●	estimated reserve quantities and the discounted present value of future net cash flows from such reserves;
●	duration and expiration of rights to explore, develop and exploit;
●	work commitments;
●	abandonment and reclamation costs;
●	marketing;
●	effect of future changes of credit ratings;
●	debt commitments;
●	petroleum and natural gas sales;
●	future production levels (including the timing thereof) and rates of average annual production growth;
●	exploration and development plans and the anticipated effects thereof;
●	acquisition and disposition plans and the timing thereof;
●	operating and other expenses;
●	royalty, income tax and inflation rates; and
●	the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions of which all or any may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

●	the ability of the Company to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
●	the ability of the Company to market crude oil, natural gas liquids and natural gas successfully to current and new customers;
●	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
●	the timely receipt of required regulatory approvals;
●	the ability of the Company to obtain financing on acceptable terms;
●	foreign currency exchange rates and interest and inflation rates;
●	the accuracy of the McDaniel & Associates Report;
●	the ability of the Company to identify attractive mergers and acquisitions opportunities;
●	the ability of the Company to conduct operations in a safe manner;
●	political stability of the areas in which the Company operates;
●	the effects of changes to international trade policies;

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●	the accuracy of the Company’s 2026 budget;
●	the ability of the Company to retain key employees;
●	production and decline rates;
●	the regulatory framework regarding royalties, taxes and environmental matters;
●	the states of the capital markets;
●	global economic conditions;
●	the ability of the Company to execute plans, including exploration and development plans;
●	the success of present and future wells;
●	future crude oil, natural gas liquids and natural gas prices; and
●	management’s expectations relating to the timing and results of development activities.

Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding the Company’s financial strength and business objectives and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to:

●	volatility of oil and gas prices;
●	constraints at processing facilities and/or on transportation;
●	volatility of foreign exchange rates;
●	volatility of market price of Common Shares;
●	hedging arrangements;
●	inflationary pressures;
●	increase in operating costs or a decline in production levels;
●	operator performance and payment delays;
●	weather conditions;
●	cost of new technology;
●	tax, royalty, and other government legislation;
●	government regulations;
●	policy and legal risks;
●	political events and terrorist attacks;
●	discretionary nature of dividends and share buybacks;
●	additional financing;
●	debt service;
●	variations in interest rates and foreign exchange rates;
●	environmental legislation;
●	hydraulic fracturing regulations;
●	climate change;
●	competition;
●	international operations and future geographical/industry expansion;
●	acquisition assumptions;
●	failure to realize anticipated benefits of prior acquisitions;
●	reserves estimates;
●	cyber security;
●	accounting adjustments;
●	ineffective internal controls;

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●	reliance on key personnel, management, and labour;
●	potential conflicts of interest;
●	the potential for new and increased US tariffs and protectionist trade measures on Canadian oil and gas imports;
●	geopolitical tensions and trade policy; and
●	other risks and uncertainties described elsewhere in this AIF or in the Company’s other filings with Canadian securities authorities.

Many factors could cause Vermilion’s or any particular business unit’s actual results, performance, or achievements to vary from those described in this AIF, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements or information prove incorrect, actual results may vary materially from those described in this AIF as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected, or targeted and such forward-looking statements or information included in this AIF should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Vermilion’s future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this AIF. The forward-looking statements or information contained in this AIF are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking statements or information contained in this AIF are expressly qualified by these cautionary statements.

Presentation of Oil and Gas Information

Oil and gas reserves and production

All oil and natural gas reserve information contained in this AIF is derived from the McDaniel & Associates Report and has been prepared and presented in accordance with the Canadian Oil and Gas Evaluation Handbook and National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). In this AIF: (A) the net present value of future net revenues attributable to reserves do not represent the fair market value of reserves; (B) the recovery and reserve estimates of crude oil, NGL and natural gas reserves provided in this AIF are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and NGL reserves may be greater than or less than the estimates provided in this AIF; and (C) the estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Under NI 51-101, disclosure of production volumes should include segmentation by product type as defined in the instrument. In this AIF, references to “crude oil” and “light and medium crude oil” mean “light crude oil and medium crude oil” , “tight oil” or “heavy oil” and references to “natural gas” mean “conventional natural gas”, “shale gas” or “coal bed methane”.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Initial production rates and short-term test rates

This AIF discloses test rates of production for certain wells over short periods of time (i.e., five, eight or 24 hours, IP30, IP60, IP90, etc.), which are preliminary and not determinative of the rates at which those or any other wells will commence production and thereafter decline. Short-term test rates are not necessarily indicative of long-term well or reservoir performance or of ultimate recovery. Although such rates are useful in confirming the presence of hydrocarbons, they are preliminary in nature, are subject to a high degree of predictive uncertainty as a result of limited data availability and may not be representative of stabilized on-stream production rates. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Production over a longer period will also experience natural decline rates, which can be high in certain plays in which the Company operates, and may not be consistent over the longer term with the decline experienced over an initial production period. Initial production or test rates may also include recovered “load” fluids used in well completion stimulation operations. Actual results will differ from those realized during an initial production period or short-term test period, and the difference may be material.

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Non-GAAP and Other Specified Financial Measures

This AIF includes references to certain financial and performance measures which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS (R)” or “IFRS Accounting Standards”) and therefore may not be comparable to similar measures disclosed by other issuers. These measures include:

●	Operating netback: Operating netback is a non-GAAP financial measure and is calculated as sales less royalties, operating expense, transportation expense, PRRT expense, and realized hedging (gain) loss, and when presented on a per unit basis is a non-GAAP ratio. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. More information and a reconciliation to net (loss) earnings, the most directly comparable primary financial statement measures can be found within the “Non-GAAP and Other Specified Financial Measures” section of the Annual MD&A available on SEDAR+ at www.sedarplus.ca and on the website of the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov.
●	Capital expenditures: Capital expenditures is a non-GAAP financial measure and is calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. Management considers capital expenditures to be a useful measure of our investment in our existing asset base. More information and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure can be found within the “Non-GAAP and Other Specified Financial Measures” section of the Annual MD&A available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov.

In addition, this AIF includes references to certain financial measures which are not specified, defined, or determined under IFRS Accounting Standards and are therefore considered non-GAAP and other specified financial measures. These financial measures are unlikely to be comparable to similar financial measures presented by other issuers.

Vermilion’s Organizational Structure

Vermilion Energy Inc. is the successor to the Trust, following the completion of the Conversion Arrangement whereby the Trust converted from an income trust to a corporate structure by way of a court approved plan of arrangement under the ABCA on September 1, 2010.

As at December 31, 2025, Vermilion had 636 full time employees of which 217 employees were located in its Calgary head office, 49 employees in its Canadian field offices,121 employees in France, 67 employees in the Netherlands, 37 employees in Australia, 49 employees in Germany, 6 employees in Hungary, 11 employees in Croatia and 79 employees in Ireland.

Vermilion was incorporated on July 21, 2010 pursuant to the provisions of the ABCA for the purpose of facilitating the Conversion Arrangement. The registered and head office of Vermilion Energy Inc. is located at Suite 3500, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3.

The following is a list of the Company’s material subsidiaries and where each material subsidiary was incorporated or formed. The Company holds 100% of the votes attaching to all voting securities of each material subsidiary beneficially owned directly or indirectly by Vermilion.

●	Vermilion Oil & Gas Australia Pty Ltd. (Australia)
●	Vermilion Energy Corrib Ireland Limited (Ireland)
●	Vermilion Energy Germany GmbH & Co. KG (Germany)
●	Vermilion Energy Ireland Limited (Ireland)
●	Vermilion Energy Netherlands B.V. (Netherlands)
●	Vermilion Exploration and Production Ireland Limited (Ireland)
●	Vermilion Exploration SAS (France)
●	Vermilion Hungary Southern Battonya Concession Kft. (Hungary)
●	Vermilion Pyrénées SAS (France)
●	Vermilion Rep SAS (France)
●	Vermilion Resources (Alberta)
●	Vermilion Slovakia Exploration s.r.o. (Slovakia)
●	Vermilion Zagreb Exploration d.o.o. (Croatia)

Description of the Business

Vermilion is a global gas producer that seeks to create value through the acquisition, exploration and development of liquids-rich natural gas in Canada and conventional natural gas in Europe while optimizing low-decline oil assets. This diversified portfolio delivers outsized free cash flow through direct exposure to global commodity prices and enhanced capital allocation optionality.

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Vermilion recognizes stakeholder expectations that we deliver strong financial performance responsibly and ethically. We prioritize:

●	the safety and health of everyone involved in our operations;
●	protecting the environment by applying the UN Precautionary Principle: assessing environmental risks in decision-making, and seeking to continually improve performance; and
●	achieving economic success through operational excellence, including efficiency, technical strength, strong stakeholder relations, and fair treatment of staff, contractors, partners and suppliers.

Vermilion has operations in two geographic regions: North America and International. Vermilion’s business within these regions is managed at the country level through business units which form the basis of the Company’s operating segments.

The following table summarizes production, sales, proved reserves, and proved plus probable reserves for each of Vermilion’s business units as at and for the year ended December 31, 2025:

							Gross Proved
						Gross Proved	Plus Probable
	Production	Oil sales	NGL sales	Natural gas sales	Sales	Reserves	Reserves
Business Unit	(boe/d)	($ millions)	($ millions)	($ millions)	($ millions)	(mboe)(1)	(mboe)(1)
Canada (2)	87,376	537,868	94,772	286,057	918,697	310,403	501,374
France	6,859	234,567	—	—	234,567	19,358	24,107
Netherlands	3,847	953	—	131,551	132,504	3,592	9,517
Germany	5,880	58,482	—	140,049	198,531	16,109	27,708
Ireland	8,187	53	—	294,056	294,109	10,310	17,101
Australia	3,392	127,278	—	—	127,278	6,949	10,096
United States (2)	2,686	52,957	6,572	4,219	63,748	—	—
Central and Eastern Europe	1,692	42	—	61,918	61,960	1,386	2,432
Total	119,919	1,012,200	101,344	917,850	2,031,394	368,106	592,336
North America	90,062	590,825	101,344	290,276	982,445	310,403	501,374
International	29,857	421,375	—	627,574	1,048,949	57,703	90,962
(1)	Production and “Gross Reserves” are Vermilion’s working interest (operating or non-operating) share before deduction of royalty obligations and without including any royalty interests of Vermilion.
(2)	In July 2025, Vermilion disposed of its non - core assets in Saskatchewan and the United States. Please refer to Note 6 “Discontinued operations” of the Audited Annual Financial Statements (a copy of which is available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov).

Canada Business Unit

Vermilion’s Canadian operations are primarily focused on the Deep Basin trend in the West Pembina region of West Central Alberta and in the Mica property straddling the Alberta and British Columbia borders. In the Deep Basin, the Company targets condensate-rich natural gas and light oil across numerous stacked formations, while at Mica, the Company targets tight oil and shale gas in the Montney formation.

Vermilion has access to ample facilities and processing capacity across the major plays in its Canadian portfolio. In the Deep Basin, Vermilion’s operations are concentrated in core areas where the Company owns and operates the large majority of associated key infrastructure including pipelines, compressor stations, oil batteries and gas plants, many of which have surplus capacity for future production. Furthermore, the Company is interconnected in several locations with third party midstream infrastructure that provides significant capacity for growth. At Mica, the Company has infrastructure in place for current operations, with short-term growth plans currently underway and a long-term development plan in place targeting production of 28,000 boe/d. The Company’s high degree of operating control and access to key infrastructure across our Canadian properties allows Vermilion to drive operating efficiencies in the field while supporting future growth opportunities.

As at December 31, 2025, Vermilion held an average 75% working interest in 872,859 (657,092 net) acres of developed land, and an average 84% working interest in 803,574 (672,762 net) acres of undeveloped land in Canada. Vermilion had 1,218 (900.6 net) producing conventional natural gas and shale gas wells and 525 (375.1 net) producing light and medium crude oil wells in Canada as at December 31, 2025.

During 2025, the Company closed the acquisition of Westbrick Energy Ltd. (“Westbrick”), a privately held oil and gas company operating in the Deep Basin, that was announced in December 2024. The Westbrick acquisition added approximately 1.1 million (770,000 net) acres of land and four operated gas plants with total capacity of 102 mmcf/d to Vermilion’s Deep Basin asset base. The Company also divested of our Saskatchewan assets in July 2025, with net proceeds directed towards debt repayment to accelerate deleveraging efforts and strengthen Vermilion’s balance sheet.

In 2025, Vermilion drilled or participated in 50 (47.9 net) crude oil and natural gas wells across our Canadian assets. In 2026, the Company plans to drill a total of 49 (44.8 net) wells in Canada, including 43 (38.8 net) wells across our Deep Basin asset and six (6.0 net) Montney wells.

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France Business Unit

Vermilion entered France in 1997 and completed three additional acquisitions in subsequent years. Vermilion is the largest oil producer in the country with approximately two-thirds of the domestic market share. Vermilion’s oil production in France is priced with reference to Dated Brent.

Vermilion’s main producing areas in France are located in the Aquitaine Basin which is located southwest of Bordeaux, France and in the Paris Basin, located just east of Paris. The two major fields in the Paris Basin area are Champotran and Chaunoy and the two major fields in the Aquitaine Basin are Parentis and Cazaux. Vermilion operates several oil batteries in the country and, given the legacy nature of these assets, the throughput capability of these batteries exceeds any projected future requirements. Vermilion holds an average 96% working interest in 257,200 (247,955 net) acres of developed land. Vermilion had 276 (270.0 net) producing light and medium crude oil wells in France as at December 31, 2025.

In 2026, we intend to continue our ongoing program of workovers and well optimizations to maintain production by mitigating declines.

Netherlands Business Unit

Vermilion entered the Netherlands in 2004 and is the second largest onshore operator in the country. Vermilion’s natural gas production in the Netherlands is priced off of the TTF index.

Vermilion’s Netherlands assets consist of 24 onshore concessions (100% operated) and 15 offshore concessions (non-operated). Production consists primarily of natural gas with a small amount of associated NGLs. Vermilion’s total land position in the Netherlands covers 1,312,968 (687,070 net) acres at an average 52% working interest, of which 88% is undeveloped. Vermilion had 81 (28.9 net) producing conventional natural gas wells as at December 31, 2025.

In 2025, Vermilion drilled two (1.2 net) conventional natural gas wells in the Netherlands and completed a key infrastructure optimization project which is expected to drive operating cost savings while reducing production downtime and extending production capacity in the region. Vermilion expects that its inventory of potentially high-impact exploration and development opportunities in the Netherlands will maintain or moderately grow the Company’s production base in the country. In 2026, we plan to drill one (0.5 net) well in the Netherlands.

Germany Business Unit

Vermilion entered Germany in 2014 through the acquisition of a 25% non-operated interest in natural gas producing assets. In December 2016, Vermilion completed an acquisition of crude oil and natural gas producing properties that provided Vermilion with its first operated position in the country. Vermilion holds a significant undeveloped land base in Germany as a result of an extensive farm-in agreement the Company entered into in 2015. In 2021, Vermilion completed two minor acquisitions, increasing the Company’s non-operated working interest in certain assets to 50%. Vermilion’s natural gas production in Germany is priced off the Trading Hub Europe (THE) index, which is highly correlated to the TTF benchmark, and Vermilion’s light and medium crude oil in Germany production is priced with reference to Dated Brent.

Vermilion’s producing assets in Germany consist of operated and non-operated interests in 11 natural gas fields and nine light and medium crude oil fields with extensive infrastructure in place. Vermilion had 59 (49.2 net) producing light and medium crude oil wells and 25 (14.4 net) producing conventional natural gas wells as at December 31, 2025.

Vermilion’s land position in northwest Germany is comprised of 106,027 (54,122 net) developed acres and 1,228,372 (650,978 net) undeveloped acres. In addition, the Company holds a 50% equity interest in Hannoversche Erdölleitung GmbH, a joint venture company established in 1959 that collects and transports crude oil through a 185 km network of infrastructure from the Hannover region to rail loading facilities in Hannover.

During 2025, Vermilion drilled one (1.0 net) conventional natural gas well as part of the Company’s deep gas exploration and development program. The well encountered gas-charged, porous sand, however, the well did not achieve expected flow rates during testing and was subsequently suspended while we evaluate options to improve deliverability. In 2026, Vermilion plans to build out key infrastructure and prepare for two (1.3 net) follow-up wells at the Wisselshorst discovery in early 2027, while bringing on production from the first Wisselshorst discovery in mid-2026.

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Ireland Business Unit

Vermilion has a 56.5% operated interest in the offshore Corrib natural gas field and related processing facilities located off the northwest coast of Ireland. Vermilion initially acquired an 18.5% non-operated interest in 2009. In 2018, Vermilion entered into a strategic partnership with the Canadian Pension Plan Investment Board (“CPPIB”), as a result of which Vermilion acquired an additional 1.5% working interest and assumed operatorship of Corrib. In 2023, Vermilion purchased all of the outstanding shares of Equinor Energy Ireland Limited (“EEIL”) from Equinor ASA, adding an incremental 36.5% interest in the Corrib Natural Gas Project.

Corrib first began natural gas production in late December 2015. Production volumes reached full plant capacity of approximately 350 mmcf/d (gross) at the end of 2016. Production plateaued at this level until decline started at the beginning of 2018. The Corrib field constitutes 100% of Ireland’s domestic natural gas production.

In 2025, the Corrib facility achieved strong run time with minimal maintenance capital requirements. In 2026, the Company will execute a more extensive maintenance program, including a planned 32-day turnaround which occurs on a five-year cycle.

Central and Eastern Europe (“CEE”) Business Unit

Vermilion established its CEE business unit in 2014 with a head office in Budapest, Hungary. The CEE business unit is responsible for business development in CEE, including managing the exploration and development opportunities associated with the Company’s land holdings in Hungary, Slovakia and Croatia.

Vermilion’s land position in CEE consists of 387,747 (237,115 net) acres in Croatia, 12,081 (11,688 net) acres in Hungary and 97,960 (48,980 net) acres in Slovakia. Currently, 99% of Vermilion’s land position in the CEE is undeveloped.

During 2025, Vermilion drilled one (1.0 net) well on the SA-10 block in Croatia to maximize utilization of the gas plant. The Company does not expect to drill additional wells in CEE in 2026.

Australia Business Unit

Vermilion holds a 100% operated working interest in the Wandoo offshore crude oil field and related production facilities, located on Western Australia’s northwest shelf. Vermilion acquired its interest over two acquisitions completed in 2005 and 2007. Production is sourced from 23 producing wellbores including five dual laterals that are tied into two platforms, Wandoo ‘A’ and Wandoo ‘B’. Wandoo ‘B’ is permanently manned, houses the required production facilities and incorporates 400,000 bbls of crude oil storage within the platform’s concrete gravity structure. The Wandoo ‘B’ facilities are capable of processing 208,000 bbl/d of total fluid to separate crude oil from produced water. Vermilion’s land position in the Wandoo field is comprised of 59,552 acres (gross and net).

In 2025, Vermilion did not drill any wells, and the Company does not expect to drill additional wells in Australia in 2026. The Company intends to manage its Australian production and related capital investment programs to achieve corporate targets while meeting long-term supply requirements of our customers.

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General Development of the Business

Three Year History

The following describes the development of Vermilion’s business over the last three completed financial years.

2023

Vermilion achieved annual production of 83,994 boe/d on total E&D capital expenditures of $590 million. On March 31, 2023, Vermilion completed the purchase of all of the outstanding shares of EEIL from Equinor ASA for $192 million, net of cash and working capital deficit acquired. The acquisition added an incremental 36.5% interest in the Corrib Natural Gas Project, increasing Vermilion’s operated interest to 56.5%, and making Vermilion the largest provider of domestic natural gas in Ireland.

In January 2023, Vermilion increased the quarterly dividend to $0.10 per common share, effective with the Q1 2023 dividend payable in April 2023. In July 2023, Vermilion received TSX approval for renewal of the Company’s NCIB, allowing the Company to purchase up to 16,308,587 common shares, representing approximately 10% of its public float as at June 28, 2023, over a twelve month period commencing on July 12, 2023. In total in 2023, Vermilion declared $65 million in dividends and repurchased 5.4 million common shares pursuant to the NCIB for a total of $96 million.

In March 2023, Vermilion closed the sale of non-core assets in southeast Saskatchewan for net proceeds of $182 million. The assets were comprised of approximately 5,500 boe/d of non - core light oil production spread across the greater Arcola and Queensdale areas of southeast Saskatchewan. The divestment was part of our strategy to re-position Vermilion for long term success by high-grading our North American inventory, reducing unit cost and accelerating the timeline of achieving our debt reduction targets.

In May 2023, the Company’s operations in West Central Alberta were impacted by forest fires. In response, the Company temporarily shut-in approximately 30,000 boe/d of production while we assessed the risk to our operations. Once the immediate risk from the forest fires had eased, we inspected all of our key assets and confirmed that there was no major damage to our facilities or well sites, which allowed remaining production to be brought back online as soon as it was safe to do so.

In September 2023, the Company successfully completed the remaining inspection and repair work on our Wandoo facility and restarted production on the Wandoo platform in Australia following extended maintenance downtime.

2024

Vermilion achieved annual production of 84,543 boe/d on total E&D capital expenditures of $623 million. Included in E&D capital expenditures were several early stage investments that will contribute to future production growth, including successful exploration programs in Germany and Croatia.

In December 2023, Vermilion increased the quarterly dividend to $0.12 per common share, effective with the Q1 2024 dividend payable in April 2024. In March 2024, the Company announced an increase to its return of capital target to 50% of excess free cash flow on a full-year basis for 2024, from 30% of excess free cash flow previously, with a corresponding increase in share buybacks commencing immediately.

In July 2024, Vermilion received TSX approval for renewal of the NCIB, allowing the Company to purchase up to 15,689,839 common shares, representing approximately 10% of its public float as at June 28, 2024, over a twelve month period commencing on July 12, 2024. In total in 2024, Vermilion declared $75 million in dividends and repurchased 9.3 million shares pursuant to the NCIB for a total of $140 million.

In December 2024, the Company announced the strategic acquisition of Westbrick for total consideration of $1.075 billion. The Westbrick acquisition added 50,000 boe/d of stable production, and enhanced depth and quality of Vermilion’s Deep Basin inventory, adding approximately 1.1 million (770,000 net) acres of land and over 700 drilling locations. The Westbrick acquisition also included four operated gas plants with total capacity of 102 mmcf/d, and provides significant operational and financial synergies given the contiguous and complementary asset base. In conjunction with the Westbrick acquisition, Vermilion announced a revised return of capital target of 40% of excess free cash flow until net debt reaches an appropriate level, at which time the payout will be increased back to 50%. The absolute amount of capital returned to Shareholders at the revised target is expected to be equivalent to our base business with a 50% return of capital target. Over the long-term, the Westbrick acquisition is expected to increase the amount of capital available for Shareholder returns. In connection with the acquisition, Vermilion entered into a new fully underwritten $250 million term loan (the “Term Loan”) maturing May 2028 through a debt commitment letter with TD Securities Inc. (acting as underwriter) and a new fully underwritten US$300 million bridge facility (the “Bridge Facility”) through a debt commitment letter with Royal Bank of Canada and TD Securities Inc. Availability of the Term Loan was contingent on closing of the Westbrick acquisition.

Vermilion Energy Inc. ■ Page 11 ■ 2025 Annual Information Form

In July 2024, Vermilion released its 2024 Sustainability Report. Vermilion’s reporting aligned with the Task Force on Climate-related Financial Disclosure (“TCFD”) relating to Governance (located in our management proxy circular for our annual meeting of Shareholders), and relating to Vermilion’s Strategy, Risk Management, and Metrics and Targets (located in the Annual MD&A). This information is also located in the TCFD Report section of our 2024 Sustainability Report, available online at www.vermilionenergy.com/sustainability.

2025

Vermilion achieved record annual production of 119,919 boe/d on total E&D capital expenditures of $635 million. The Company continues to invest in infrastructure projects that will contribute to future production growth, including expanding compression and liquids handling capacity in the Montney and building surface and pipeline infrastructure to support production from the Wisselshorst well in Germany.

In December 2024, Vermilion increased the quarterly dividend to $0.13 per common share, effective with the Q1 2025 dividend payable in April 2025.

In February 2025, Vermilion announced the closing of a private offering of US$400 million aggregate principal amount of eight-year senior unsecured notes (the “2033 Notes”). The 2033 Notes mature on February 15, 2033 and have a fixed coupon of 7.250% per annum. In connection with the closing of the 2033 Notes, the Bridge Facility was expired undrawn.

The Westbrick acquisition closed in February 2025 and was funded through cash on hand, Vermilion’s new $450 million Term Loan, and Vermilion’s undrawn $1.35 billion revolving credit facility. The acquisition added approximately 50,000 boe/d of stable production and approximately 1.1 million (770,000 net) acres of land with over 700 drilling locations, enhancing the depth and quality of Vermilion’s Deep Basin inventory.

In May 2025, Vermilion announced an agreement for the sale of its Saskatchewan and Manitoba assets for gross proceeds of $415 million. In June 2025, Vermilion announced an agreement for the sale of its United States assets for gross proceeds of $120 million. Both sales closed in July 2025, with net cash proceeds directed towards debt repayment to accelerate deleveraging efforts and strengthen Vermilion’s balance sheet, which included the full repayment of the $450 million Term Loan.

In July 2025, Vermilion received TSX approval for renewal of the NCIB, allowing the Company to purchase up to 15,259,187 common shares, representing approximately 10% of its public float as at June 30, 2025, over a twelve month period commencing on July 12, 2025. In total in 2025, Vermilion declared $80 million in dividends and repurchased 3.1 million shares pursuant to the NCIB for a total of $36 million.

In December 2025, Vermilion sold 56 million shares of Coelacanth Energy Inc. for gross proceeds of $43 million. The Coelacanth shares were sold in continuance of Vermilion’s stated priority of reducing its debt to further enhance the resiliency of its business. Since the closing of the Westbrick acquisition in Q1 2025, net debt has been reduced by approximately $720 million through the end of Q4 2025, including the application of proceeds from the sale of the Coelacanth shares.

Outlook

In November 2025, Vermilion announced an E&D capital expenditure budget for 2026 of $600 to $630 million, with corresponding production guidance of 118,000 to 122,000 boe/d. In conjunction with the 2026 budget release, the Company also announced its plan to increase the quarterly dividend by 4% to $0.135 per common share in Q1 2026.

Vermilion will continue to target a return of capital payout of 40% of excess free cash flow (“EFCF”), however the Company will look to optimize EFCF allocation between debt reduction, production growth, both organically and through acquisitions, and return of capital to shareholders through share buybacks and dividends.

Vermilion Energy Inc. ■ Page 12 ■ 2025 Annual Information Form

Statement of Reserves Data and Other Oil and Gas Information

Reserves and future net revenue

The following is a summary of the crude oil and natural gas reserves and the value of future net revenue of Vermilion as evaluated by McDaniel & Associates in the McDaniel & Associates Report dated March 3, 2026 with an effective date of December 31, 2025. Pricing used in the forecast price evaluations is set forth in the notes to the tables.

Reserves and other oil and gas information contained in this section is effective December 31, 2025 unless otherwise stated.

All evaluations of future net revenue set forth in the tables below are stated after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments, including abandonment and reclamation obligations. Future net revenues estimated by the McDaniel & Associates Report do not represent the fair market value of the reserves. Other assumptions relating to the costs, prices for future production and other matters are included in the McDaniel & Associates Report. There is no assurance that the future price and cost assumptions used in the McDaniel & Associates Report will prove accurate and variances could be material.

Reserves are established using deterministic methodology. Total proved reserves target at least a 90 percent probability (P90) level. There is a 90 percent probability that the actual reserves recovered will be equal to or greater than the P90 reserves. Total proved plus probable reserves target at least a 50 percent probability (P50) level. There is a 50 percent probability that the actual reserves recovered will be equal to or greater than the P50 reserves.

The Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are contained in Appendices “A” and “B”, respectively.

The following tables provide reserves data and a breakdown of future net revenue by component and product type using forecast prices and costs. For Canada, the tables following include Alberta Gas Cost Allowance.

Vermilion Energy Inc. ■ Page 13 ■ 2025 Annual Information Form

The following tables may not total due to rounding.

Oil and gas reserves - Gross and net interest (2), based on forecast prices and costs (1)

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved Developed Producing (3) (5) (6)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	5,859	5,859	—	—	—	—	—	—
Canada	5,025	4,517	17	14	3,454	2,692	594,176	550,560
CEE	—	—	—	—	—	—	2,555	2,174
France	17,268	14,610	—	—	—	—	—	—
Germany	3,328	3,266	—	—	—	—	38,819	36,051
Ireland	—	—	—	—	—	—	61,786	61,786
Netherlands	—	—	—	—	—	—	14,566	14,389
Total Proved Developed Producing	31,479	28,253	17	14	3,454	2,692	711,902	664,960
North America	5,025	4,517	17	14	3,454	2,692	594,176	550,560
International	26,454	23,735	—	—	—	—	117,725	114,400

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		Total Reserves (mboe)
Proved Developed Producing (3) (5) (6)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	5,859	5,859
Canada	121,391	107,175	—	21	36,342	30,876	164,098	147,725
CEE	—	—	—	—	—	—	426	362
France	—	—	—	—	—	—	17,268	14,610
Germany	—	—	—	—	—	—	9,798	9,275
Ireland	—	—	—	—	12	12	10,310	10,310
Netherlands	—	—	—	—	24	23	2,451	2,422
Total Proved Developed Producing	121,391	107,175	—	21	36,377	30,911	210,209	190,562
North America	121,391	107,175	—	21	36,342	30,876	164,098	147,725
International	—	—	—	—	36	35	46,111	42,838

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved Developed Non-Producing (3) (5) (7)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	—	—
Canada	498	439	—	—	27	25	25,525	23,890
CEE	—	—	—	—	—	—	—	—
France	376	315	—	—	—	—	—	—
Germany	558	547	—	—	—	—	2,279	2,212
Ireland	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	—	—	2,883	2,883
Total Proved Developed Non-Producing	1,431	1,301	—	—	27	25	30,687	28,986
North America	498	439	—	—	27	25	25,525	23,890
International	933	862	—	—	—	—	5,163	5,096

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		Total Reserves (mboe)
Proved Developed Non-Producing (3) (5) (7)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	—	—
Canada	1,553	1,424	—	—	1,072	958	6,109	5,641
CEE	—	—	—	—	—	—	—	—
France	—	—	—	—	—	—	376	315
Germany	—	—	—	—	—	—	938	916
Ireland	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	5	5	485	485
Total Proved Developed Non-Producing	1,553	1,424	—	—	1,076	963	7,908	7,357
North America	1,553	1,424	—	—	1,072	958	6,109	5,641
International	—	—	—	—	5	5	1,799	1,716

Vermilion Energy Inc. ■ Page 14 ■ 2025 Annual Information Form

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved Undeveloped (3) (8)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	1,090	1,090	—	—	—	—	—	—
Canada	5,737	4,965	85	71	6,146	5,203	437,059	402,904
CEE	210	167	—	—	—	—	4,498	3,499
France	1,715	1,437	—	—	—	—	—	—
Germany	721	716	—	—	—	—	27,916	24,277
Ireland	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	—	—	3,894	3,894
Total Proved Undeveloped	9,472	8,376	85	71	6,146	5,203	473,368	434,573
North America	5,737	4,965	85	71	6,146	5,203	437,059	402,904
International	3,735	3,411	—	—	—	—	36,309	31,670

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		Total Reserves (mboe)
Proved Undeveloped (3) (8)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	1,090	1,090
Canada	159,468	143,328	—	—	28,806	24,724	140,195	126,001
CEE	—	—	—	—	—	—	960	751
France	—	—	—	—	—	—	1,715	1,437
Germany	—	—	—	—	—	—	5,373	4,762
Ireland	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	7	7	656	656
Total Proved Undeveloped	159,468	143,328	—	—	28,813	24,731	149,989	134,697
North America	159,468	143,328	—	—	28,806	24,724	140,195	126,001
International	—	—	—	—	7	7	9,794	8,696

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved (3)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	6,949	6,949	—	—	—	—	—	—
Canada	11,260	9,921	102	85	9,626	7,919	1,056,760	977,354
CEE	210	167	—	—	—	—	7,053	5,673
France	19,358	16,362	—	—	—	—	—	—
Germany	4,606	4,529	—	—	—	—	69,015	62,540
Ireland	—	—	—	—	—	—	61,786	61,786
Netherlands	—	—	—	—	—	—	21,343	21,166
Total Proved	42,383	37,929	102	85	9,626	7,919	1,215,957	1,128,519
North America	11,260	9,921	102	85	9,626	7,919	1,056,760	977,354
International	31,123	28,008	—	—	—	—	159,197	151,165

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		Total Reserves (mboe)
Proved (3)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	6,949	6,949
Canada	282,412	251,927	—	21	66,220	56,558	310,403	279,367
CEE	—	—	—	—	—	—	1,386	1,113
France	—	—	—	—	—	—	19,358	16,362
Germany	—	—	—	—	—	—	16,109	14,952
Ireland	—	—	—	—	12	12	10,310	10,310
Netherlands	—	—	—	—	35	35	3,592	3,563
Total Proved	282,412	251,927	—	21	66,267	56,605	368,106	332,616
North America	282,412	251,927	—	21	66,220	56,558	310,403	279,367
International	—	—	—	—	47	47	57,703	53,249

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Probable (4)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	3,147	3,147	—	—	—	—	—	—
Canada	4,265	3,344	95	79	9,813	7,747	540,912	487,662
CEE	192	128	—	—	—	—	5,131	3,737
France	4,749	4,018	—	—	—	—	—	—
Germany	2,980	2,938	—	—	—	—	51,716	47,076
Ireland	—	—	—	—	—	—	40,696	40,696
Netherlands	—	—	—	—	—	—	35,243	32,500
Total Probable	15,333	13,577	95	79	9,813	7,747	673,698	611,672
North America	4,265	3,344	95	79	9,813	7,747	540,912	487,662
International	11,069	10,232	—	—	—	—	132,786	124,009

Vermilion Energy Inc. ■ Page 15 ■ 2025 Annual Information Form

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		Total Reserves (mboe)
Probable (4)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	3,147	3,147
Canada	271,606	236,170	—	8	41,379	33,151	190,972	164,962
CEE	—	—	—	—	—	—	1,047	751
France	—	—	—	—	—	—	4,749	4,018
Germany	—	—	—	—	—	—	11,600	10,784
Ireland	—	—	—	—	8	8	6,791	6,791
Netherlands	—	—	—	—	50	46	5,924	5,462
Total Probable	271,606	236,170	—	8	41,438	33,205	224,230	195,916
North America	271,606	236,170	—	8	41,379	33,151	190,972	164,962
International	—	—	—	—	59	54	33,258	30,954

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved Plus Probable (3) (4)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	10,096	10,096	—	—	—	—	—	—
Canada	15,524	13,266	196	164	19,440	15,667	1,597,672	1,465,017
CEE	402	296	—	—	—	—	12,184	9,410
France	24,107	20,381	—	—	—	—	—	—
Germany	7,587	7,467	—	—	—	—	120,731	109,616
Ireland	—	—	—	—	—	—	102,482	102,482
Netherlands	—	—	—	—	—	—	56,585	53,666
Total Proved Plus Probable	57,716	51,506	196	164	19,440	15,667	1,889,655	1,740,191
North America	15,524	13,266	196	164	19,440	15,667	1,597,672	1,465,017
International	42,192	38,240	—	—	—	—	291,983	275,174

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		Total Reserves (mboe)
Proved Plus Probable (3) (4)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	10,096	10,096
Canada	554,019	488,097	—	30	107,599	89,709	501,374	444,329
CEE	—	—	—	—	—	—	2,432	1,864
France	—	—	—	—	—	—	24,107	20,381
Germany	—	—	—	—	—	—	27,708	25,737
Ireland	—	—	—	—	20	20	17,101	17,101
Netherlands	—	—	—	—	86	81	9,517	9,025
Total Proved Plus Probable	554,019	488,097	—	30	107,705	89,810	592,336	528,532
North America	554,019	488,097	—	30	107,599	89,709	501,374	444,329
International	—	—	—	—	106	101	90,962	84,203

Notes:

(1)	The pricing assumptions used in the McDaniel & Associates Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. McDaniel & Associates is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	“Gross Reserves” are Vermilion’s working interest (operating or non-operating) share before deduction of royalty obligations and without including any royalty interests of Vermilion. “Net Reserves” are Vermilion’s working interest (operating or non-operating) share after deduction of royalty obligations, plus Vermilion’s royalty interests in reserves.
(3)	“Proved” reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(4)	“Probable” reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(5)	“Developed” reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
(6)	“Developed Producing” reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
(7)	“Developed Non-Producing” reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
(8)	“Undeveloped” reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (such as the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

Vermilion Energy Inc. ■ Page 16 ■ 2025 Annual Information Form

Net present value of future net revenue - Based on forecast prices and costs (1)

	Before Deducting Future Income Taxes Discounted At					After Deducting Future Income Taxes Discounted At
($M)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved Developed Producing (2) (4) (5)
Australia	(162,411)	(63,262)	(14,371)	10,004	22,086	(52,164)	(1,840)	21,800	32,528	36,906
Canada	2,028,382	1,650,946	1,375,411	1,182,238	1,042,299	2,028,382	1,650,946	1,375,411	1,182,238	1,042,299
CEE	18,576	18,609	18,534	18,391	18,208	18,576	18,609	18,534	18,391	18,208
France	(148,127)	149,500	204,247	202,126	187,429	(148,128)	149,500	204,247	202,126	187,429
Germany	(24,832)	132,632	173,811	179,577	174,306	(24,832)	132,632	173,811	179,577	174,306
Ireland	249,655	295,352	308,156	305,217	295,091	249,655	295,352	308,156	305,217	295,091
Netherlands	(306,652)	(157,108)	(85,395)	(47,808)	(26,602)	(306,652)	(157,108)	(85,395)	(47,808)	(26,602)
Total Proved Developed Producing	1,654,592	2,026,670	1,980,393	1,849,746	1,712,816	1,764,838	2,088,091	2,016,564	1,872,270	1,727,636
North America	2,028,382	1,650,946	1,375,411	1,182,238	1,042,299	2,028,382	1,650,946	1,375,411	1,182,238	1,042,299
International	(373,790)	375,723	604,983	667,508	670,517	(263,544)	437,144	641,154	690,032	685,337
Proved Developed Non-Producing (2) (4) (6)
Australia	—	—	—	—	—	—	—	—	—	—
Canada	91,204	71,786	59,361	50,752	44,419	91,204	71,786	59,361	50,752	44,419
CEE	—	—	—	—	—	—	—	—	—	—
France	9,037	6,548	4,757	3,437	2,441	9,037	6,548	4,757	3,437	2,441
Germany	29,869	23,098	18,404	15,033	12,539	29,869	23,098	18,404	15,033	12,539
Ireland	—	—	—	—	—	—	—	—	—	—
Netherlands	21,632	20,810	20,085	19,440	18,862	21,632	20,810	20,085	19,440	18,862
Total Proved Developed Non-Producing	151,742	122,242	102,607	88,661	78,260	151,742	122,242	102,607	88,661	78,260
North America	91,204	71,786	59,361	50,752	44,419	91,204	71,786	59,361	50,752	44,419
International	60,538	50,456	43,246	37,910	33,841	60,538	50,456	43,246	37,910	33,841
Proved Undeveloped (2) (7)
Australia	78,871	64,079	52,496	43,319	35,966	47,322	38,194	31,020	25,318	20,736
Canada	1,235,600	732,345	429,978	241,776	118,977	1,235,600	732,345	429,978	241,776	118,977
CEE	24,940	18,919	14,340	10,831	8,114	24,940	18,919	14,340	10,831	8,114
France	47,005	34,892	25,491	18,371	12,998	47,006	34,892	25,492	18,371	12,998
Germany	369,378	274,323	208,547	162,029	128,353	315,038	231,747	174,403	134,090	105,088
Ireland	—	—	—	—	—	—	—	—	—	—
Netherlands	26,513	24,171	21,848	19,696	17,761	26,513	24,171	21,848	19,696	17,761
Total Proved Undeveloped	1,782,307	1,148,728	752,700	496,022	322,169	1,696,419	1,080,268	697,080	450,082	283,674
North America	1,235,600	732,345	429,978	241,776	118,977	1,235,600	732,345	429,978	241,776	118,977
International	546,707	416,383	322,722	254,246	203,192	460,819	347,923	267,103	208,306	164,697
Proved (2)
Australia	(83,541)	817	38,125	53,323	58,051	(4,841)	36,353	52,820	57,846	57,642
Canada	3,355,186	2,455,077	1,864,749	1,474,766	1,205,694	3,355,186	2,455,077	1,864,749	1,474,766	1,205,694
CEE	43,516	37,528	32,874	29,223	26,322	43,516	37,528	32,874	29,223	26,322
France	(92,085)	190,940	234,496	223,934	202,867	(92,085)	190,940	234,496	223,934	202,867
Germany	374,416	430,053	400,761	356,638	315,198	320,075	387,477	366,618	328,700	291,933
Ireland	249,655	295,352	308,156	305,217	295,091	249,655	295,352	308,156	305,217	295,091
Netherlands	(258,506)	(112,127)	(43,462)	(8,672)	10,021	(258,506)	(112,127)	(43,462)	(8,672)	10,021
Total Proved	3,588,640	3,297,639	2,835,700	2,434,430	2,113,244	3,612,999	3,290,600	2,816,252	2,411,014	2,089,570
North America	3,355,186	2,455,077	1,864,749	1,474,766	1,205,694	3,355,186	2,455,077	1,864,749	1,474,766	1,205,694
International	233,454	842,562	970,951	959,664	907,550	257,813	835,523	951,503	936,248	883,876

Vermilion Energy Inc. ■ Page 17 ■ 2025 Annual Information Form

	Before Deducting Future Income Taxes Discounted At					After Deducting Future Income Taxes Discounted At
($M)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Probable (3)
Australia	169,573	133,928	107,711	88,012	72,915	103,459	81,197	64,859	52,603	43,220
Canada	2,924,133	1,758,706	1,171,396	841,064	637,987	2,300,867	1,414,839	964,101	707,700	547,925
CEE	44,747	36,841	30,838	26,209	22,575	43,885	36,001	30,019	25,408	21,791
France	218,236	150,733	108,483	80,970	62,398	208,928	144,349	103,856	77,463	59,641
Germany	660,777	408,795	270,906	190,104	139,807	458,109	271,532	170,831	113,114	78,082
Ireland	252,681	179,563	131,549	99,053	76,451	252,681	179,563	131,549	99,053	76,451
Netherlands	241,583	186,504	147,563	119,404	98,551	197,816	148,854	114,333	89,485	71,191
Total Probable	4,511,729	2,855,069	1,968,446	1,444,817	1,110,684	3,565,746	2,276,334	1,579,549	1,164,825	898,302
North America	2,924,133	1,758,706	1,171,396	841,064	637,987	2,300,867	1,414,839	964,101	707,700	547,925
International	1,587,596	1,096,363	797,050	603,752	472,697	1,264,879	861,496	615,448	457,125	350,377
Proved Plus Probable (2) (3)
Australia	86,033	134,745	145,835	141,335	130,966	98,618	117,551	117,680	110,449	100,861
Canada	6,279,319	4,213,783	3,036,144	2,315,830	1,843,682	5,656,053	3,869,916	2,828,850	2,182,466	1,753,619
CEE	88,262	74,368	63,713	55,432	48,897	87,401	73,528	62,893	54,631	48,113
France	126,150	341,673	342,979	304,904	265,265	116,843	335,289	338,352	301,397	262,508
Germany	1,035,193	838,848	671,668	546,742	455,005	778,184	659,010	537,449	441,813	370,016
Ireland	502,336	474,914	439,705	404,270	371,542	502,336	474,914	439,705	404,270	371,542
Netherlands	(16,924)	74,377	104,101	110,732	108,572	(60,690)	36,727	70,871	80,813	81,212
Total Proved Plus Probable	8,100,369	6,152,708	4,804,145	3,879,246	3,223,929	7,178,745	5,566,935	4,395,800	3,575,839	2,987,872
North America	6,279,319	4,213,783	3,036,144	2,315,830	1,843,682	5,656,053	3,869,916	2,828,850	2,182,466	1,753,619
International	1,821,051	1,938,925	1,768,001	1,563,416	1,380,247	1,522,692	1,697,019	1,566,950	1,393,373	1,234,253

Notes:

(1)	The pricing assumptions used in the McDaniel & Associates Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. McDaniel & Associates is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	“Proved” reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(3)	“Probable” reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(4)	“Developed” reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
(5)	“Developed Producing” reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
(6)	“Developed Non-Producing” reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
(7)	“Undeveloped” reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (such as the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

Vermilion Energy Inc. ■ Page 18 ■ 2025 Annual Information Form

Total future net revenue (undiscounted) - Based on forecast prices and costs (1)

					Abandonment	Future Net		Future Net
				Capital	and	Revenue		Revenue
			Operating	Development	Reclamation	Before Future	Future	After Future
($M)	Revenue	Royalties	Costs (5)	Costs	Costs (6)	Income Taxes	Income Taxes (4)	Income Taxes
Proved (2)
Australia	805,265	—	615,337	38,987	234,482	(83,541)	(78,699)	(4,841)
Canada	10,634,937	1,180,624	3,975,936	1,718,464	404,727	3,355,186	—	3,355,186
CEE	110,722	22,104	19,794	22,197	3,110	43,516	—	43,516
France	1,773,114	271,804	913,520	64,836	615,039	(92,085)	—	(92,085)
Germany	1,379,918	112,814	476,634	60,615	355,439	374,416	54,341	320,075
Ireland	828,752	—	306,714	38,753	233,630	249,655	—	249,655
Netherlands	283,532	2,363	131,759	18,687	389,229	(258,506)	—	(258,506)
Total Proved	15,816,240	1,589,709	6,439,694	1,962,540	2,235,656	3,588,640	(24,359)	3,612,999
North America	10,634,937	1,180,624	3,975,936	1,718,464	404,727	3,355,186	—	3,355,186
International	5,181,303	409,085	2,463,758	244,076	1,830,929	233,454	(24,359)	257,813
Proved Plus Probable (2) (3)
Australia	1,194,055	—	794,200	77,974	235,848	86,033	(12,585)	98,618
Canada	17,865,522	2,294,661	6,264,521	2,581,534	445,487	6,279,319	623,266	5,656,053
CEE	196,086	46,592	30,860	26,855	3,516	88,262	862	87,401
France	2,242,735	343,740	1,071,565	84,897	616,383	126,150	9,308	116,843
Germany	2,482,392	197,143	784,087	101,059	364,910	1,035,193	257,009	778,184
Ireland	1,391,193	—	613,784	41,443	233,630	502,336	—	502,336
Netherlands	773,267	39,782	286,070	68,773	395,565	(16,924)	43,766	(60,690)
Total Proved Plus Probable	26,145,250	2,921,918	9,845,088	2,982,536	2,295,340	8,100,369	921,625	7,178,745
North America	17,865,522	2,294,661	6,264,521	2,581,534	445,487	6,279,319	623,266	5,656,053
International	8,279,728	627,256	3,580,566	401,002	1,849,853	1,821,051	298,359	1,522,692

Notes:

(1)	The pricing assumptions used in the McDaniel & Associates Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. McDaniel & Associates is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	“Proved” reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(3)	“Probable” reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(4)	“Future Income Taxes” are calculated using future net revenue before income taxes as shown, after incorporating Vermilion’s existing tax pools, corporate charge-outs, and related expenditures. This calculation applies the year-end statutory rate, taking into account future tax rates already legislated.
(5)	"Capital Development Costs" include the costs for the drilling, completion, and tie-in of wells, the construction of production and processing facilities, major facilities projects, well workovers and some well and facility maintenance capital. For the purposes of determining Future Net Revenue, the majority of the costs related to the replacement of certain downhole and facilities equipment as well as facility turnarounds are included in Operating Costs.
(6)	“Abandonment and Reclamation Costs” include all entities with associated reserves included in the McDaniel & Associates Report. Further information on Abandonment and Reclamation costs can be found in the Annual MD&A on our website at www.vermilionenergy.com, www.sedarplus.ca, or www.sec.gov.

Vermilion Energy Inc. ■ Page 19 ■ 2025 Annual Information Form

Future net revenue by product type - Based on forecast prices and costs (1)

	Future Net Revenue
	Before Income Taxes (2)
	(Discounted at 10% Per Year)	Unit Value ($/mcf or
	($M)	$/bbl)
Proved Developed Producing
Light Crude Oil & Medium Crude Oil (3)	435,735	15.51
Heavy Oil (3)	331	23.92
Tight Oil (3)	223,203	91.23
Conventional Natural Gas (4)	1,290,811	2.04
Shale Gas	30,235	2.14
Coal Bed Methane	78	3.61
Total Proved Developed Producing	1,980,393	—
Proved Developed Non-Producing
Light Crude Oil & Medium Crude Oil (3)	30,980	24.17
Heavy Oil (3)	—	—
Tight Oil (3)	4,103	162.37
Conventional Natural Gas (4)	67,524	2.58
Shale Gas	—	—
Coal Bed Methane	—	—
Total Proved Developed Non-Producing	102,607	—
Proved Undeveloped
Light Crude Oil & Medium Crude Oil (3)	123,346	17.08
Heavy Oil (3)	992	14.02
Tight Oil (3)	101,140	22.50
Conventional Natural Gas (4)	526,028	1.31
Shale Gas	1,193	0.07
Coal Bed Methane	—	—
Total Proved Undeveloped	752,700	—
Proved
Light Crude Oil & Medium Crude Oil (3)	590,061	16.12
Heavy Oil (3)	1,323	15.64
Tight Oil (3)	328,446	47.14
Conventional Natural Gas (4)	1,884,363	1.78
Shale Gas	31,428	0.99
Coal Bed Methane	78	3.61
Total Proved	2,835,700	—
Probable
Light Crude Oil & Medium Crude Oil (3)	378,032	28.73
Heavy Oil (3)	1,670	21.08
Tight Oil (3)	341,720	51.86
Conventional Natural Gas (4)	1,216,283	2.09
Shale Gas	30,715	0.93
Coal Bed Methane	26	3.11
Total Probable	1,968,446	—
Proved Plus Probable
Light Crude Oil & Medium Crude Oil (3)	968,093	19.45
Heavy Oil (3)	2,993	18.27
Tight Oil (3)	670,166	49.43
Conventional Natural Gas (4)	3,100,646	1.89
Shale Gas	62,143	0.96
Coal Bed Methane	103	3.47
Total Proved Plus Probable	4,804,145	—

Notes:

(1)	The pricing assumptions used in the McDaniel & Associates Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. McDaniel & Associates is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	Other Company revenue and costs not related to a specific product type have been allocated proportionately to the specified product types. Unit values are based on Company net reserves. Net present value of reserves categories are an approximation based on major products.
(3)	Including solution gas and other by-products.
(4)	Including by-products but excluding solution gas.

Vermilion Energy Inc. ■ Page 20 ■ 2025 Annual Information Form

Forecast prices used in estimates (1)(2)

	Light Crude Oil & Medium			Conventional Natural Gas
	Crude Oil		Crude Oil	Canada	Europe	Natural Gas Liquids				Inflation Rate	Exchange Rate
	WTI	Edmonton	Brent Blend		UK National
	Cushing	Par Price	FOB	AECO	Balancing	Edmonton	Edmonton	Edmonton
	Oklahoma	40˚ API	North Sea	Gas Price	Point	Ethane	Propane	Butane	Edmonton C5+
Year	($US/bbl)	($Cdn/bbl)	($US/bbl)	($Cdn/mmBtu)	($US/mmBtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	Percent Per Year	USD/CAD	CAD/EUR
2025	65.50	85.65	69.10	1.85	11.70	9.85	32.35	37.75	88.60	2.05%	0.72	1.58
Forecast
2026	59.92	77.54	63.92	3.00	10.00	9.59	25.10	36.95	80.01	—%	0.73	1.58
2027	65.10	83.60	69.13	3.30	9.74	10.64	27.28	39.79	86.19	2.00%	0.74	1.56
2028	70.28	90.17	74.36	3.49	9.97	11.34	29.67	42.87	92.83	2.00%	0.74	1.55
2029	71.93	92.32	76.10	3.58	10.27	11.66	30.37	43.89	95.04	2.00%	0.74	1.57
2030	73.37	94.17	77.62	3.65	10.47	11.89	30.98	44.77	96.94	2.00%	0.74	1.57
2031	74.84	96.06	79.17	3.72	10.68	12.14	31.60	45.66	98.89	2.00%	0.74	1.57
2032	76.34	97.98	80.76	3.80	10.90	12.39	32.23	46.58	100.86	2.00%	0.74	1.57
2033	77.87	99.93	82.37	3.88	11.11	12.64	32.87	47.51	102.88	2.00%	0.74	1.57
2034	79.42	101.93	84.02	3.95	11.34	12.90	33.53	48.46	104.94	2.00%	0.74	1.57
2035	81.01	103.97	85.70	4.03	11.56	13.16	34.20	49.43	107.04	2.00%	0.74	1.57
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	0.74	1.57

Notes:

(1)	The pricing assumptions used in the McDaniel & Associates Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. The pricing assumptions above are the January 2026 3 Consultants’ Average pricing which were provided by McDaniel & Associates, an independent qualified reserves evaluator appointed pursuant to NI 51-101. The consultants price forecasts being averaged are McDaniel & Associates, Sproule and GLJ Ltd., all independent qualified reserves evaluators.
(2)	For light crude oil and medium crude oil, the pricing assumptions used are WTI, Edmonton Par Price, Cromer Medium, and Brent Blend. For conventional natural gas in Canada, the pricing assumptions used are AECO and for conventional natural gas in Europe, the pricing assumptions used are National Balancing Point.

For 2025, average realized prices before hedging were:

	Crude oil	NGLs	Natural gas
Country	($/bbl)	($/bbl)	($/mcf)
Australia	110.63	—	—
Canada	85.23	24.12	2.20
CEE	57.38	—	16.73
France	92.03	—	—
Germany	91.24	—	15.13
Ireland	—	—	16.40
Netherlands	74.31	—	15.76
United States	90.61	37.42	3.19

Vermilion Energy Inc. ■ Page 21 ■ 2025 Annual Information Form

Reconciliations of changes in reserves

The following tables set forth a reconciliation of the changes by product type (light crude oil and medium crude oil, heavy crude oil, tight oil, conventional natural gas, coal bed methane, shale gas and NGLs) in Vermilion’s gross reserves as at December 31, 2025 compared to such reserves as at December 31, 2024 based on the forecast price and costs.

Key highlights within the reconciliation include: Extensions & Improved Recovery in Canada reflecting the addition of further undeveloped booking years in both Mica and the Deep Basin, supported by strong drilling performance and confidence in our developable resource. Europe also contributed meaningfully to Extensions and Improved Recovery, with Germany booking the Dethlingen zone in the Wisselshorst (WSSH Z1a) well and the Netherlands adding volumes from the Oppenheizen wells (OPH-02 and OPH-03) which produced from both the Rotliegend and the Zechstein zones. Negative technical revisions largely stem from location removals to high-grade our development plan. In Canada, acquisition volumes are primarily associated with the Westbrick acquisition in the Deep Basin, with the disposition volumes mainly reflecting the sale of the Saskatchewan assets. Vermilion also divested its United States assets as part of its broader portfolio rationalization.

Reconciliation of Company Gross Reserves by Principal Product Type - Based on Forecast Prices and Costs (3)

Australia	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2024	7,878	3,539	11,417	7,878	3,539	11,417	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	309	(392)	(83)	309	(392)	(83)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	(1,238)	—	(1,238)	(1,238)	—	(1,238)	—	—	—	—	—	—
At December 31, 2025	6,949	3,147	10,096	6,949	3,147	10,096	—	—	—	—	—	—

Australia	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2024	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2025	—	—	—	—	—	—	—	—	—	—	—	—

Australia	Natural Gas Liquids			Total Reserves
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2024	—	—	—	7,878	3,539	11,417
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	309	(392)	(83)
Acquisitions(7)	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—
Production	—	—	—	(1,238)	—	(1,238)
At December 31, 2025	—	—	—	6,949	3,147	10,096

Vermilion Energy Inc. ■ Page 22 ■ 2025 Annual Information Form

Canada	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2024	56,655	23,999	80,654	47,159	16,145	63,303	101	95	195	9,396	7,760	17,155
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	2,262	3,369	5,631	376	70	447	—	—	—	1,886	3,299	5,185
Technical Revisions(6)	(493)	(1,559)	(2,051)	101	(326)	(224)	9	1	10	(603)	(1,234)	(1,837)
Acquisitions(7)	7,229	3,174	10,402	7,229	3,174	10,402	—	—	—	—	—	—
Dispositions	(40,983)	(14,784)	(55,767)	(40,983)	(14,784)	(55,767)	—	—	—	—	—	—
Economic Factors(8)	(185)	(26)	(211)	(107)	(14)	(121)	(2)	(1)	(3)	(76)	(11)	(87)
Production	(3,498)	—	(3,498)	(2,516)	—	(2,516)	(6)	—	(6)	(976)	—	(976)
At December 31, 2025	20,988	14,173	35,160	11,260	4,265	15,524	102	95	196	9,626	9,813	19,440

Canada	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2024	566,136	356,950	923,086	321,413	161,604	483,017	1,717	759	2,476	243,007	194,586	437,593
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	130,807	170,318	301,125	80,661	82,690	163,351	—	—	—	50,145	87,629	137,774
Technical Revisions(6)	3,523	(33,828)	(30,305)	(11,996)	(23,472)	(35,468)	57	(260)	(203)	15,462	(10,096)	5,366
Acquisitions(7)	804,677	332,410	1,137,086	804,677	332,410	1,137,086	—	—	—	—	—	—
Dispositions	(23,927)	(10,325)	(34,253)	(23,927)	(10,325)	(34,253)	—	—	—	—	—	—
Economic Factors(8)	(12,125)	(3,006)	(15,131)	(8,061)	(1,994)	(10,055)	(1,644)	(499)	(2,143)	(2,420)	(513)	(2,932)
Production	(129,918)	—	(129,918)	(106,006)	—	(106,006)	(130)	—	(130)	(23,782)	—	(23,782)
At December 31, 2025	1,339,173	812,518	2,151,691	1,056,760	540,912	1,597,672	—	—	—	282,412	271,606	554,019

Canada	Natural Gas Liquids			Total Reserves
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2024	36,112	22,493	58,605	187,123	105,984	293,107
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	5,797	9,045	14,842	29,860	40,801	70,661
Technical Revisions(6)	(1,031)	(2,912)	(3,943)	(936)	(10,109)	(11,045)
Acquisitions(7)	35,813	14,233	50,046	177,154	72,808	249,963
Dispositions	(3,275)	(1,390)	(4,665)	(48,246)	(17,896)	(66,141)
Economic Factors(8)	(454)	(90)	(545)	(2,661)	(617)	(3,278)
Production	(6,741)	—	(6,741)	(31,892)	—	(31,892)
At December 31, 2025	66,220	41,379	107,599	310,403	190,972	501,374

Vermilion Energy Inc. ■ Page 23 ■ 2025 Annual Information Form

CEE	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2024	210	192	402	210	192	402	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	1	—	1	1	—	1	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	(1)	—	(1)	(1)	—	(1)	—	—	—	—	—	—
At December 31, 2025	210	192	402	210	192	402	—	—	—	—	—	—

CEE	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2024	11,527	5,789	17,315	11,527	5,789	17,315	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	1,127	1,039	2,166	1,127	1,039	2,166	—	—	—	—	—	—
Technical Revisions(6)	(1,899)	(1,696)	(3,595)	(1,899)	(1,696)	(3,595)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	(3,702)	—	(3,702)	(3,702)	—	(3,702)	—	—	—	—	—	—
At December 31, 2025	7,053	5,131	12,184	7,053	5,131	12,184	—	—	—	—	—	—

CEE	Natural Gas Liquids			Total Reserves
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2024	—	—	—	2,131	1,156	3,287
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	188	173	361
Technical Revisions(6)	—	—	—	(316)	(283)	(598)
Acquisitions(7)	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—
Production	—	—	—	(618)	—	(618)
At December 31, 2025	—	—	—	1,386	1,047	2,432

Vermilion Energy Inc. ■ Page 24 ■ 2025 Annual Information Form

France	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2024	23,023	5,653	28,676	23,023	5,653	28,676	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	305	(1,375)	(1,069)	305	(1,375)	(1,069)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	(1,467)	472	(996)	(1,467)	472	(996)	—	—	—	—	—	—
Production	(2,503)	—	(2,503)	(2,503)	—	(2,503)	—	—	—	—	—	—
At December 31, 2025	19,358	4,749	24,107	19,358	4,749	24,107	—	—	—	—	—	—

France	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2024	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2025	—	—	—	—	—	—	—	—	—	—	—	—

France	Natural Gas Liquids			Total Reserves
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2024	—	—	—	23,023	5,653	28,676
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	305	(1,375)	(1,069)
Acquisitions(7)	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors(8)	—	—	—	(1,467)	472	(996)
Production	—	—	—	(2,503)	—	(2,503)
At December 31, 2025	—	—	—	19,358	4,749	24,107

Vermilion Energy Inc. ■ Page 25 ■ 2025 Annual Information Form

Germany	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2024	6,959	3,630	10,589	6,959	3,630	10,589	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	(1,412)	(648)	(2,060)	(1,412)	(648)	(2,060)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	(337)	(1)	(338)	(337)	(1)	(338)	—	—	—	—	—	—
Production	(603)	—	(603)	(603)	—	(603)	—	—	—	—	—	—
At December 31, 2025	4,606	2,980	7,587	4,606	2,980	7,587	—	—	—	—	—	—

Germany	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2024	70,027	53,231	123,258	70,027	53,231	123,258	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	15,853	6,103	21,957	15,853	6,103	21,957	—	—	—	—	—	—
Technical Revisions(6)	(5,702)	(6,743)	(12,445)	(5,702)	(6,743)	(12,445)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	(1,906)	(875)	(2,782)	(1,906)	(875)	(2,782)	—	—	—	—	—	—
Production	(9,257)	—	(9,257)	(9,257)	—	(9,257)	—	—	—	—	—	—
At December 31, 2025	69,015	51,716	120,731	69,015	51,716	120,731	—	—	—	—	—	—

Germany	Natural Gas Liquids			Total Reserves
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2024	—	—	—	18,630	12,502	31,132
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	2,642	1,017	3,659
Technical Revisions(6)	—	—	—	(2,362)	(1,772)	(4,134)
Acquisitions(7)	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors(8)	—	—	—	(655)	(147)	(802)
Production	—	—	—	(2,146)	—	(2,146)
At December 31, 2025	—	—	—	16,109	11,600	27,708

Vermilion Energy Inc. ■ Page 26 ■ 2025 Annual Information Form

Ireland	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2024	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2025	—	—	—	—	—	—	—	—	—	—	—	—

Ireland	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2024	76,614	41,513	118,127	76,614	41,513	118,127	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	3,100	(817)	2,284	3,100	(817)	2,284	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	(17,929)	—	(17,929)	(17,929)	—	(17,929)	—	—	—	—	—	—
At December 31, 2025	61,786	40,696	102,482	61,786	40,696	102,482	—	—	—	—	—	—

Ireland	Natural Gas Liquids			Total Reserves
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2024	8	4	12	12,777	6,923	19,700
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—
Technical Revisions(6)	4	4	8	521	(132)	389
Acquisitions(7)	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—
Production	—	—	—	(2,988)	—	(2,988)
At December 31, 2025	12	8	20	10,310	6,791	17,101

Vermilion Energy Inc. ■ Page 27 ■ 2025 Annual Information Form

Netherlands	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2024	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2025	—	—	—	—	—	—	—	—	—	—	—	—

Netherlands	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2024	23,674	36,967	60,642	23,674	36,967	60,642	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	6,296	7,998	14,295	6,296	7,998	14,295	—	—	—	—	—	—
Technical Revisions(6)	254	(9,318)	(9,063)	254	(9,318)	(9,063)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	(535)	(405)	(940)	(535)	(405)	(940)	—	—	—	—	—	—
Production	(8,347)	—	(8,347)	(8,347)	—	(8,347)	—	—	—	—	—	—
At December 31, 2025	21,343	35,243	56,585	21,343	35,243	56,585	—	—	—	—	—	—

Netherlands	Natural Gas Liquids			Total Reserves
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2024	68	109	177	4,014	6,270	10,284
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	11	4	15	1,060	1,337	2,398
Technical Revisions(6)	(30)	(62)	(92)	13	(1,615)	(1,603)
Acquisitions(7)	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors(8)	(1)	(1)	(2)	(90)	(68)	(158)
Production	(13)	—	(13)	(1,404)	—	(1,404)
At December 31, 2025	35	50	86	3,592	5,924	9,517

Vermilion Energy Inc. ■ Page 28 ■ 2025 Annual Information Form

United States	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2024	14,795	8,830	23,625	14,795	8,830	23,625	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	17	—	17	17	—	17	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	(14,228)	(8,830)	(23,058)	(14,228)	(8,830)	(23,058)	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	(584)	—	(584)	(584)	—	(584)	—	—	—	—	—	—
At December 31, 2025	—	—	—	—	—	—	—	—	—	—	—	—

United States	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2024	27,947	16,376	44,323	27,947	16,376	44,323	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	(16)	—	(16)	(16)	—	(16)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	(26,610)	(16,376)	(42,985)	(26,610)	(16,376)	(42,985)	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	(1,322)	—	(1,322)	(1,322)	—	(1,322)	—	—	—	—	—	—
At December 31, 2025	—	—	—	—	—	—	—	—	—	—	—	—

United States	Natural Gas Liquids			Total Reserves
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2024	4,094	2,399	6,493	23,547	13,959	37,505
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—
Technical Revisions(6)	(20)	—	(20)	(5)	—	(5)
Acquisitions(7)	—	—	—	—	—	—
Dispositions	(3,898)	(2,399)	(6,297)	(22,561)	(13,959)	(36,520)
Economic Factors(8)	—	—	—	—	—	—
Production	(176)	—	(176)	(980)	—	(980)
At December 31, 2025	—	—	—	—	—	—

Vermilion Energy Inc. ■ Page 29 ■ 2025 Annual Information Form

Total Company	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2024	109,520	45,843	155,362	100,023	37,988	138,012	101	95	195	9,396	7,760	17,155
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	2,262	3,369	5,631	376	70	447	—	—	—	1,886	3,299	5,185
Technical Revisions(6)	(1,272)	(3,974)	(5,246)	(678)	(2,741)	(3,419)	9	1	10	(603)	(1,234)	(1,837)
Acquisitions(7)	7,229	3,174	10,402	7,229	3,174	10,402	—	—	—	—	—	—
Dispositions (9)	(55,211)	(23,615)	(78,825)	(55,211)	(23,615)	(78,825)	—	—	—	—	—	—
Economic Factors(8)	(1,989)	445	(1,545)	(1,911)	456	(1,455)	(2)	(1)	(3)	(76)	(11)	(87)
Production	(8,428)	—	(8,428)	(7,446)	—	(7,446)	(6)	—	(6)	(976)	—	(976)
At December 31, 2025	52,111	25,241	77,352	42,383	15,333	57,716	102	95	196	9,626	9,813	19,440

Total Company	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2024	775,925	510,826	1,286,751	531,202	315,480	846,682	1,717	759	2,476	243,007	194,586	437,593
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	154,083	185,459	339,542	103,938	97,830	201,768	—	—	—	50,145	87,629	137,774
Technical Revisions(6)	(739)	(52,402)	(53,140)	(16,257)	(42,046)	(58,303)	57	(260)	(203)	15,462	(10,096)	5,366
Acquisitions(7)	804,677	332,410	1,137,086	804,677	332,410	1,137,086	—	—	—	—	—	—
Dispositions (9)	(50,537)	(26,701)	(77,238)	(50,537)	(26,701)	(77,238)	—	—	—	—	—	—
Economic Factors(8)	(14,566)	(4,286)	(18,852)	(10,502)	(3,275)	(13,777)	(1,644)	(499)	(2,143)	(2,420)	(513)	(2,932)
Production	(170,475)	—	(170,475)	(146,563)	—	(146,563)	(130)	—	(130)	(23,782)	—	(23,782)
At December 31, 2025	1,498,369	945,304	2,443,673	1,215,957	673,698	1,889,655	—	—	—	282,412	271,606	554,019

Total Company	Natural Gas Liquids			Total Reserves
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2024	40,282	25,006	65,288	279,123	155,986	435,109
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	5,808	9,050	14,857	33,750	43,329	77,079
Technical Revisions(6)	(1,077)	(2,970)	(4,047)	(2,472)	(15,678)	(18,150)
Acquisitions(7)	35,813	14,233	50,046	177,154	72,808	249,963
Dispositions (9)	(7,173)	(3,789)	(10,963)	(70,807)	(31,854)	(102,661)
Economic Factors(8)	(455)	(91)	(546)	(4,872)	(361)	(5,233)
Production	(6,930)	—	(6,930)	(43,771)	—	(43,771)
At December 31, 2025	66,267	41,438	107,705	368,106	224,230	592,336

Vermilion Energy Inc. ■ Page 30 ■ 2025 Annual Information Form

North America	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2024	71,450	32,829	104,279	61,954	24,975	86,928	101	95	195	9,396	7,760	17,155
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	2,262	3,369	5,631	376	70	447	—	—	—	1,886	3,299	5,185
Technical Revisions(6)	(475)	(1,559)	(2,034)	119	(326)	(207)	9	1	10	(603)	(1,234)	(1,837)
Acquisitions(7)	7,229	3,174	10,402	7,229	3,174	10,402	—	—	—	—	—	—
Dispositions	(55,211)	(23,615)	(78,825)	(55,211)	(23,615)	(78,825)	—	—	—	—	—	—
Economic Factors(8)	(185)	(26)	(211)	(107)	(14)	(121)	(2)	(1)	(3)	(76)	(11)	(87)
Production	(4,082)	—	(4,082)	(3,100)	—	(3,100)	(6)	—	(6)	(976)	—	(976)
At December 31, 2025	20,988	14,173	35,160	11,260	4,265	15,524	102	95	196	9,626	9,813	19,440

North America	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2024	594,083	373,326	967,409	349,360	177,980	527,340	1,717	759	2,476	243,007	194,586	437,593
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	130,807	170,318	301,125	80,661	82,690	163,351	—	—	—	50,145	87,629	137,774
Technical Revisions(6)	3,507	(33,828)	(30,321)	(12,012)	(23,472)	(35,484)	57	(260)	(203)	15,462	(10,096)	5,366
Acquisitions(7)	804,677	332,410	1,137,086	804,677	332,410	1,137,086	—	—	—	—	—	—
Dispositions	(50,537)	(26,701)	(77,238)	(50,537)	(26,701)	(77,238)	—	—	—	—	—	—
Economic Factors(8)	(12,125)	(3,006)	(15,131)	(8,061)	(1,994)	(10,055)	(1,644)	(499)	(2,143)	(2,420)	(513)	(2,932)
Production	(131,240)	—	(131,240)	(107,328)	—	(107,328)	(130)	—	(130)	(23,782)	—	(23,782)
At December 31, 2025	1,339,173	812,518	2,151,691	1,056,760	540,912	1,597,672	—	—	—	282,412	271,606	554,019

North America	Natural Gas Liquids			Total Reserves
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2024	40,206	24,892	65,099	210,670	119,942	330,612
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	5,797	9,045	14,842	29,860	40,801	70,661
Technical Revisions(6)	(1,051)	(2,912)	(3,963)	(942)	(10,109)	(11,051)
Acquisitions(7)	35,813	14,233	50,046	177,154	72,808	249,963
Dispositions	(7,173)	(3,789)	(10,963)	(70,807)	(31,854)	(102,661)
Economic Factors(8)	(454)	(90)	(545)	(2,661)	(617)	(3,278)
Production	(6,917)	—	(6,917)	(32,873)	—	(32,873)
At December 31, 2025	66,220	41,379	107,599	310,403	190,972	501,374

Vermilion Energy Inc. ■ Page 31 ■ 2025 Annual Information Form

International	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2024	38,070	13,014	51,083	38,070	13,014	51,083	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	(797)	(2,415)	(3,212)	(797)	(2,415)	(3,212)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	(1,804)	470	(1,334)	(1,804)	470	(1,334)	—	—	—	—	—	—
Production	(4,346)	—	(4,346)	(4,346)	—	(4,346)	—	—	—	—	—	—
At December 31, 2025	31,123	11,069	42,192	31,123	11,069	42,192	—	—	—	—	—	—

International	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2024	181,842	137,500	319,342	181,842	137,500	319,342	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	23,277	15,140	38,417	23,277	15,140	38,417	—	—	—	—	—	—
Technical Revisions(6)	(4,246)	(18,574)	(22,820)	(4,246)	(18,574)	(22,820)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	(2,441)	(1,281)	(3,722)	(2,441)	(1,281)	(3,722)	—	—	—	—	—	—
Production	(39,236)	—	(39,236)	(39,236)	—	(39,236)	—	—	—	—	—	—
At December 31, 2025	159,197	132,786	291,983	159,197	132,786	291,983	—	—	—	—	—	—

International	Natural Gas Liquids			Total Reserves
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2024	76	113	189	68,453	36,043	104,496
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	11	4	15	3,890	2,528	6,418
Technical Revisions(6)	(26)	(58)	(84)	(1,530)	(5,569)	(7,099)
Acquisitions(7)	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors(8)	(1)	(1)	(2)	(2,212)	256	(1,956)
Production	(13)	—	(13)	(10,898)	—	(10,898)
At December 31, 2025	47	59	106	57,703	33,258	90,962

Notes:

(1)	“Proved” reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(2)	“Probable” reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(3)	The pricing assumptions used in the McDaniel & Associates Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. McDaniel & Associates is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(4)	For reporting purposes, “Total Oil” is the sum of Light Crude Oil and Medium Crude Oil, Heavy Crude Oil and Tight Oil and “Total Gas” is the sum of Conventional Natural Gas, Coal Bed Methane and Shale Gas.
(5)	“Extensions & Improved Recovery” are additions to booked volumes resulting from a capital expenditure in previously discovered reservoirs.
(6)	“Technical Revisions” are positive or negative revisions to an estimate resulting from new technical data or revised interpretations on previously assigned volumes, performance, development schedule and operating costs.
(7)	“Acquisitions” are positive additions to volume estimates due to purchasing interests in oil and gas properties.
(8)	“Economic factors” are positive or negative revisions resulting from changes in market price outlook, inflation, or regulatory changes.
(9)	“Dispositions” are negative changes to volume estimates due to divesting of interests in oil and gas properties.

Vermilion Energy Inc. ■ Page 32 ■ 2025 Annual Information Form

Undeveloped reserves

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (such as the cost of drilling a well) is required to render them capable of production. Proved undeveloped reserves have a 90% probability of being recovered. Vermilion’s current plan is to develop these reserves in the following five years. The pace of development of these reserves is influenced by many factors, including but not limited to, the outcomes of yearly drilling and reservoir evaluations, changes in commodity pricing, changes in capital allocations, changing technical conditions, regulatory changes and impact of future acquisitions and dispositions. As new information becomes available these reserves are reviewed and development plans are revised accordingly.

With Vermilion’s extensive portfolio of opportunities, which also include resource plays and longer term projects, it would be impracticable to fully develop the entire portfolio of booked opportunities within two years. The development of these reserves has been based on planned and prioritized capital activity levels. The majority of the proved reserves are planned to be on stream within a three-year time frame, which represents approximately 65% of the net undeveloped location count, as well as 62% of the net total future development capital. All development is estimated to be completed within five years.

Probable undeveloped reserves have a 50% probability of being recovered. Vermilion’s current plan is to develop these reserves over the next eight years. In general, development of these reserves requires additional evaluation data to increase the probability of success to a level that favorably ranks the project against other projects in Vermilion’s inventory. This increases the timeline for the development of these reserves. This timetable may be altered depending on outside market forces, changes in capital allocations and impact of future acquisitions and dispositions.

The majority of the Proved Plus Probable development is scheduled to be on stream within five years, representing 82% of the net Probable locations, and 78% of the net future development capital spend.

Significant factors or uncertainties affecting reserves data

In addition to the "Reserve estimates" risks included under the "Risk Factors" section of this AIF, abandonment and reclamation costs are incurred to restore shut‑in and producing wells, facilities, and pipelines to the standards required by applicable regulatory authorities. These costs, including expected future expenditures, are evaluated annually and incorporated into the Company’s budgeting process. A provision for abandonment and reclamation obligations is recognized at the present value of management’s best estimate of the expenditures required to settle the obligation as at the balance sheet date. These obligations are expected to be funded through cash flows generated from operating activities. The provision is reduced as costs are incurred, and facilities are decommissioned once all associated wells have been suspended or abandoned.

Estimated abandonment and reclamation costs are determined using a combination of industry peer data, third‑party liability management information, regulatory data, and internal operational data. Revisions to estimated costs or the timing of expenditures are applied prospectively.

The provision reflects current legal and constructive obligations, available technology, expected remediation plans, and prevailing cost assumptions. Actual costs and timing may differ from estimates due to changes in laws and regulations, market conditions, site‑specific factors, and technological developments.

For further information regarding abandonment and reclamation obligations, refer to “The Carrying Amount of Asset Retirement Obligations” in the Critical Accounting Estimates section of the Annual Management’s Discussion and Analysis dated March 4, 2026, and Note 10 of the Audited Annual Financial Statements. These documents are available on Vermilion’s website at www.vermilionenergy.com, on SEDAR+ at www.sedarplus.ca, and on the SEC's website at www.sec.gov.

Vermilion Energy Inc. ■ Page 33 ■ 2025 Annual Information Form

Timing of initial undeveloped reserves assignment

Undeveloped Reserves Attributed in Current Year

	Light Crude Oil & Medium Crude Oil		Heavy Crude Oil		Tight Oil		Conventional Natural Gas
	First		First		First		First
	Attributed (1)	Booked (mbbl)	Attributed (1)	Booked (mbbl)	Attributed (1)	Booked (mbbl)	Attributed (1)	Booked (mmcf)
Proved
2023	3,509	30,573	—	83	2,042	4,995	14,844	92,475
2024	4,944	31,669	—	83	2,968	6,485	43,774	116,315
2025	4,805	9,472	—	85	1,726	6,146	400,508	473,368
Probable
2023	871	24,452	—	90	1,087	7,568	8,435	153,055
2024	—	20,428	—	88	338	6,835	26,273	149,103
2025	2,597	6,797	—	91	3,267	8,809	311,714	409,910

	Shale Gas		Coal Bed Methane		Natural Gas Liquids		Total Oil Equivalent
	First	Booked	First	Booked	First	Booked	First	Booked
	Attributed (1)	(mmcf)	Attributed (1)	(mmcf)	Attributed (1)	(mbbl)	Attributed (1)	(mboe)
Proved
2023	49,979	128,467	—	391	1,847	10,796	18,203	83,336
2024	74,074	158,456	—	—	5,506	16,293	33,060	100,324
2025	46,094	159,468	—	—	19,234	28,813	100,199	149,989
Probable
2023	23,722	200,070	—	111	1,041	11,174	8,358	102,157
2024	10,330	168,475	—	—	1,223	17,413	7,661	97,693
2025	86,711	235,161	—	—	18,334	29,946	90,603	153,155

Note:

(1)	“First Attributed” refers to reserves first attributed at year-end of the corresponding fiscal year.

Vermilion Energy Inc. ■ Page 34 ■ 2025 Annual Information Form

Future development costs

The table below sets out the future development costs required to bring reserves on production and deducted in the estimation of future net revenue attributable to total proved reserves and total proved plus probable reserves (using forecast prices and costs), noting that future development costs for Canada, Germany, and Ireland also include costs associated with well and facility maintenance. The future development cost estimates disclosed below are associated with reserves as evaluated by McDaniel & Associates. The future development cost estimates will differ from the costs ultimately incurred by Vermilion due to a number of factors, including costs incurred for properties that do not have associated reserves as evaluated by McDaniel & Associates and economic factors that may alter development pace and project selection.

Vermilion expects to source its capital expenditure requirements from internally generated cash flow and, as appropriate, from the Revolving Credit Facility or equity or debt financing. It is anticipated that costs of funding the future development costs will not impact development of its properties or Vermilion’s reserves or future net revenue.

Future Development Costs

	Total Proved	Total Proved Plus Probable
($M)	Estimated Using Forecast Prices and Costs(1)	Estimated Using Forecast Prices and Costs (1)
Australia
2026	—	—
2027	38,987	77,974
2028	—	—
2029	—	—
2030	—	—
Remainder	—	—
Australia total for all years undiscounted	38,987	77,974
Canada
2026	309,678	329,183
2027	405,460	477,395
2028	375,512	400,041
2029	362,558	423,116
2030	206,078	371,335
Remainder	59,177	580,465
Canada total for all years undiscounted	1,718,464	2,581,534
CEE
2026	9,079	12,776
2027	9,074	13,195
2028	—	191
2029	3,845	—
2030	200	533
Remainder	—	160
CEE total for all years undiscounted	22,197	26,855
France
2026	3,152	3,152
2027	21,941	21,941
2028	19,617	19,617
2029	20,125	20,125
2030	—	20,061
Remainder	—	—
France total for all years undiscounted	64,836	84,897
Germany
2026	15,710	20,439
2027	15,308	15,308
2028	4,442	4,442
2029	7,904	36,004
2030	11,572	11,572
Remainder	5,679	13,294
Germany for all years undiscounted	60,615	101,059

Vermilion Energy Inc. ■ Page 35 ■ 2025 Annual Information Form

	Total Proved	Total Proved Plus Probable
($M)	Estimated Using Forecast Prices and Costs(1)	Estimated Using Forecast Prices and Costs (1)
Ireland
2026	20,229	20,229
2027	10,355	10,355
2028	8,170	8,170
2029	—	—
2030	—	—
Remainder	—	2,689
Ireland total for all years undiscounted	38,753	41,443
Netherlands
2026	5,703	24,972
2027	12,985	33,157
2028	—	—
2029	—	—
2030	—	—
Remainder	—	10,645
Netherlands total for all years undiscounted	18,687	68,773
Total Company
2026	363,550	410,751
2027	514,110	649,325
2028	407,741	432,461
2029	394,432	479,246
2030	217,850	403,501
Remainder	64,856	607,253
Total for all years undiscounted	1,962,540	2,982,536
North America
2025	309,678	329,183
2026	405,460	477,395
2027	375,512	400,041
2028	362,558	423,116
2029	206,078	371,335
Remainder	59,177	580,465
North America total for all years undiscounted	1,718,464	2,581,534
International
2025	53,873	81,568
2026	108,650	171,930
2027	32,229	32,420
2028	31,874	56,129
2029	11,772	32,166
Remainder	5,679	26,788
International total for all years undiscounted	244,076	401,002

Note:

(1)	The pricing assumptions used in the McDaniel & Associates Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are detailed in “Forecast Prices used in Estimates”.

Vermilion Energy Inc. ■ Page 36 ■ 2025 Annual Information Form

Crude oil and natural gas properties and wells

The following table sets forth the number of wells (based on wellbores) in which Vermilion held a working interest as at December 31, 2025:

	Crude Oil				Natural Gas
	Producing		Non-Producing (4)		Producing		Non-Producing (4)
	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)
Canada
Alberta	488	339	174	116	1,214	897	535	366
British Columbia	37	36	—	—	4	4	3	—
Total Canada	525	375	174	116	1,218	901	538	366
Australia (1)	22	22	—	—	1	1	—	—
Croatia	—	—	—	—	2	2	—	—
France	276	270	144	142	1	1	2	2
Germany	59	49	83	65	25	14	6	4
Ireland (1)	—	—	—	—	6	3	—	—
Netherlands	—	—	—	—	81	29	128	83
Hungary	—	—	—	—	—	—	1	1
Total Vermilion	882	716	401	323	1,334	951	675	456
North America	525	375	174	116	1,218	901	538	366
International	357	341	227	207	116	51	137	90

Notes:

(1)	Wells for Australia and Ireland are located offshore.
(2)	“Gross” refers to the total wells in which Vermilion has an interest, directly or indirectly.
(3)	“Net” refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly, therein.
(4)	Non-producing wells include wells which are capable of producing, but which are currently not producing, and are re-evaluated with respect to future commodity prices, proximity to facility infrastructure, design of future exploration and development programs, and access to capital.

Vermilion Energy Inc. ■ Page 37 ■ 2025 Annual Information Form

Costs incurred

The following table summarizes the capital expenditures made by Vermilion on oil and gas properties for the year ended December 31, 2025:

	Acquisition Costs	Acquisition Costs
	for Proved	for Unproved	Exploration	Development	Total
($M)	Properties	Properties	Costs	Costs	Costs
Australia	—	—	—	38,241	38,241
Canada	991,862	133,441	—	398,903	1,524,206
Croatia	—	—	2,517	8,186	10,703
France	—	—	—	42,138	42,138
Germany	—	—	15,155	57,529	72,684
Hungary	—	—	—	—	—
Ireland	—	—	—	2,975	2,975
Netherlands	—	—	—	54,954	54,954
Slovakia	—	—	—	—	—
United States	—	—	—	14,324	14,324
Total	991,862	133,441	17,672	617,250	1,760,225
North America	991,862	133,441	—	413,227	1,538,530
International	—	—	17,672	204,023	221,695

Acreage

The following table summarizes the acreage for the year ended December 31, 2025:

	Developed (1)		Undeveloped		Total
	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)(4)	Net (3)(4)
Australia	20,164	20,164	39,389	39,389	59,552	59,552
Canada	872,859	657,092	803,574	672,762	1,676,433	1,329,855
Croatia	11,166	11,166	376,580	225,948	387,747	237,115
France	257,200	247,955	—	—	257,200	247,955
Germany	106,027	54,122	1,228,372	650,978	1,334,399	705,100
Hungary	12,081	11,688	—	—	12,081	11,688
Ireland	7,326	4,148	—	—	7,326	4,148
Netherlands	155,120	64,116	1,157,848	622,954	1,312,968	687,070
Slovakia	—	—	97,960	48,980	97,960	48,980
Total	1,441,943	1,070,451	3,703,724	2,261,011	5,145,666	3,331,462
North America	872,859	657,092	803,574	672,762	1,676,433	1,329,855
International	569,084	413,359	2,900,149	1,588,249	3,469,233	2,001,608

Notes:

(1)	“Developed” means the acreage assigned to productive wells based on applicable regulations.
(2)	“Gross” means the total acreage in which Vermilion has a working interest, directly or indirectly.
(3)	“Net” means the total acreage in which Vermilion has a working interest, directly or indirectly, multiplied by the percentage working interest of Vermilion.
(4)	When determining gross and net acreage for two or more leases covering the same lands but different rights, the acreage is reported for each lease. Where there are multiple discontinuous rights in a single lease, the acreage is reported only once.

Vermilion Energy Inc. ■ Page 38 ■ 2025 Annual Information Form

Exploration and development activities

The following table sets forth the number of development and exploration wells which Vermilion drilled during its 2025 financial year:

	Exploration Wells		Development Wells
	Gross (1)	Net (2)	Gross (1)	Net (2)
Australia
Oil	—	—	—	—
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total Australia	—	—	—	—
Canada
Oil	—	—	12.0	12.0
Gas	—	—	31.0	31.0
Service	—	—	—	—
Dry Holes	—	—	—	—
Total Canada	—	—	43.0	43.0
Croatia
Oil	—	—	—	—
Gas	—	—	1.0	1.0
Dry holes	—	—	—	—
Total Croatia	—	—	1.0	1.0
France
Oil	—	—	—	—
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total France	—	—	—	—
Germany
Oil	—	—	3.0	3.0
Gas	—	—	—	—
Dry Holes(3)	1.0	1.0	—	—
Total Germany	1.0	1.0	3.0	3.0
Hungary
Oil	—	—	—	—
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total Hungary	—	—	—	—
Ireland
Oil	—	—	—	—
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total Ireland	—	—	—	—
Netherlands
Oil	—	—	—	—
Gas	2.0	1.2	—	—
Dry Holes	—	—	—	—
Total Netherlands	2.0	1.2	—	—
United States
Oil	—	—	2.0	1.1
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total United States	—	—	2.0	1.1
Total Company
Oil	—	—	17.0	16.1
Gas	2.0	1.2	32.0	32.0

Vermilion Energy Inc. ■ Page 39 ■ 2025 Annual Information Form

	Exploration Wells		Development Wells
	Gross (1)	Net (2)	Gross (1)	Net (2)
Service	—	—	—	—
Dry Holes	1.0	1.0	—	—
Total Company	3.0	2.2	49.0	48.1
North America
Oil	—	—	14.0	13.1
Gas	—	—	31.0	31.0
Service	—	—	—	—
Dry Holes	—	—	—	—
Total North America	—	—	45.0	44.1
International
Oil	—	—	3.0	3.0
Gas	2.0	1.2	1.0	1.0
Dry Holes	1.0	1.0	—	—
Total International	3.0	2.2	4.0	4.0

Notes:

(1)	“Gross” refers to the total wells in which Vermilion has an interest, directly or indirectly.
(2)	“Net” refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.
(3)	The Weissenmoor Sud Z1 well was drilled to depth at 5200mMD, logged, and tested. Drilling parameters and logs indicated multiple hydrocarbon bearing zones, and two zones flowed gas to surface with the best flowrate being 25,960m3/day at a 41.6bar FWHP when all zones were commingled These flowing parameters were not commercial and the well was suspended with no further potential identified, however, a sidetrack target does exist offsetting this wellbore.

Vermilion Energy Inc. ■ Page 40 ■ 2025 Annual Information Form

Properties with no attributed reserves

The following table sets out Vermilion’s properties with no attributed reserves as at December 31, 2025:

Country	Gross Acres (1)	Net Acres (2)
Australia	39,389	39,389
Canada	803,574	672,762
Croatia	376,580	225,948
Germany	1,228,372	650,978
Hungary	—	—
Netherlands	1,157,848	622,954
Slovakia	97,960	48,980
Total	3,703,723	2,261,011
North America	803,574	672,762
International	2,900,149	1,588,249

Notes:

(1)	“Gross” refers to the total acres in which Vermilion has an interest, directly or indirectly.
(2)	“Net” refers to the total acres in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Vermilion has rights to explore, develop, and exploit approximately 103,840 (73,637 net) unproved acres in Canada and 453,799 (272,279 net) unproved acres in the Netherlands that may expire in one year. This acreage is continuously evaluated and attempts to retain the acreage may be made through capital activity such as seismic acquisition, geophysical studies, or drilling. No such rights are expected to expire within one year for Australia, Croatia, Germany, Hungary, and Slovakia. Vermilion has other work commitments with respect to lands held in Croatia and Slovakia that are estimated to be $31.9 million in the next year.

All properties with no attributed reserves do not have high expected development or operating costs or contractual sales obligations to produce and sell at substantially lower prices than could be realized. For further information on Vermilion's asset retirement obligations, refer to the "Significant factors or uncertainties affecting reserves data" section of this document.

Vermilion Energy Inc. ■ Page 41 ■ 2025 Annual Information Form

Production estimates

The following table sets forth the volume of production estimated for the year ended December 31, 2026 as reflected in the estimates of gross proved reserves and gross proved plus probable reserves in the McDaniel & Associates Report:

	Light Crude Oil &			Conventional	Shale	Coal Bed	Natural Gas
	Medium Crude Oil	Heavy Crude Oil	Tight Oil	Natural Gas	Natural Gas	Methane	Liquids	Total Production
	(bbl/d)	(bbl/d)	(bbl/d)	(mcf/d)	(mcf/d)	(mcf/d)	(bbl/d)	(boe/d)
Australia
Proved	3,114	—	—	—	—	—	—	3,114
Probable	79	—	—	—	—	—	—	79
Proved Plus Probable	3,194	—	—	—	—	—	—	3,194
Canada
Proved	2,882	12	2,717	307,167	69,785	—	16,964	85,400
Probable	210	1	364	39,792	6,359	—	2,167	10,434
Proved Plus Probable	3,092	12	3,081	346,958	76,144	—	19,131	95,834
CEE
Proved	—	—	—	6,073	—	—	—	1,012
Probable	—	—	—	1,530	—	—	—	255
Proved Plus Probable	—	—	—	7,603	—	—	—	1,267
France
Proved	6,383	—	—	—	—	—	—	6,383
Probable	151	—	—	—	—	—	—	151
Proved Plus Probable	6,534	—	—	—	—	—	—	6,534
Germany
Proved	1,638	—	—	24,784	—	—	—	5,769
Probable	105	—	—	1,421	—	—	—	342
Proved Plus Probable	1,744	—	—	26,205	—	—	—	6,111
Ireland
Proved	—	—	—	39,156	—	—	7	6,533
Probable	—	—	—	561	—	—	—	94
Proved Plus Probable	—	—	—	39,717	—	—	8	6,627
Netherlands
Proved	—	—	—	22,634	—	—	38	3,810
Probable	—	—	—	4,928	—	—	8	830
Proved Plus Probable	—	—	—	27,562	—	—	46	4,640
Corporate
Proved	14,018	12	2,717	399,813	69,785	—	17,009	112,022
Probable	546	1	364	48,231	6,359	—	2,176	12,185
Proved Plus Probable	14,564	12	3,081	448,045	76,144	—	19,185	124,207
North America
Proved	2,882	12	2,717	307,167	69,785	—	16,964	85,400
Probable	210	1	364	39,792	6,359	—	2,167	10,434
Proved Plus Probable	3,092	12	3,081	346,958	76,144	—	19,131	95,834
International
Proved	11,136	—	—	92,647	—	—	45	26,622
Probable	336	—	—	8,440	—	—	8	1,751
Proved Plus Probable	11,472	—	—	101,086	—	—	54	28,373

Vermilion Energy Inc. ■ Page 42 ■ 2025 Annual Information Form

Production history

The following table sets forth certain information in respect of production, product prices received, royalties paid, production costs, realized hedging gains and losses, and operating netback received by Vermilion for each quarter of its most recently completed financial year:

	Three Months Ended March 31, 2025	Three Months Ended June 30, 2025	Three Months Ended September 30, 2025	Three Months Ended December 31, 2025
Australia
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	3,477	3,460	3,693	2,941
Conventional Natural Gas (mmcf/d)	—	—	—	—
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	124.40	108.85	109.46	99.27
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	72.64	57.23	64.95	20.15
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Operating Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	51.76	51.62	44.51	79.12
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Canada
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	18,271	22,405	14,794	13,768
Conventional Natural Gas (mmcf/d)	258.46	404.15	368.14	391.41
Natural Gas Liquids (bbl/d)	8,372	11,864	10,677	12,100
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	93.42	82.86	85.43	78.19
Conventional Natural Gas ($/mcf)	2.75	2.23	1.37	2.60
Natural Gas Liquids ($/bbl)	30.28	24.16	22.71	21.16
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	10.95	5.95	0.69	3.07
Conventional Natural Gas ($/mcf)	0.16	0.07	0.03	0.14
Natural Gas Liquids ($/bbl)	11.77	10.57	10.19	8.19
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	3.19	3.06	2.86	2.68
Conventional Natural Gas ($/mcf)	0.33	0.32	0.38	0.28
Natural Gas Liquids ($/bbl)	8.33	7.11	7.43	8.06
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	24.86	24.45	26.59	19.69
Conventional Natural Gas ($/mcf)	0.74	0.67	0.42	0.65
Natural Gas Liquids ($/bbl)	7.63	6.81	7.02	5.36
Operating Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	54.42	49.40	55.29	52.75
Conventional Natural Gas ($/mcf)	1.52	1.17	0.54	1.53
Natural Gas Liquids ($/bbl)	2.55	(0.33)	(1.93)	(0.45)

Vermilion Energy Inc. ■ Page 43 ■ 2025 Annual Information Form

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
France
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	6,810	6,827	6,811	6,985
Conventional Natural Gas (mmcf/d)	—	—	—	—
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	103.78	85.94	92.97	86.99
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	12.69	13.97	14.14	13.06
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	9.31	9.44	8.58	10.08
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	27.27	26.96	26.70	26.65
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Operating Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	54.51	35.57	43.55	37.20
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Germany
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	1,512	1,731	1,717	1,650
Conventional Natural Gas (mmcf/d)	21.05	25.49	26.21	28.61
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	103.94	88.45	89.53	83.09
Conventional Natural Gas ($/mcf)	19.17	15.03	14.15	13.20
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	2.59	3.26	1.34	2.91
Conventional Natural Gas ($/mcf)	1.01	0.70	1.47	0.89
Natural Gas Liquids ($/bbl)	—	—	—	—
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	17.55	11.82	12.49	11.91
Conventional Natural Gas ($/mcf)	0.74	0.48	0.69	0.75
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	29.66	20.77	25.32	32.46
Conventional Natural Gas ($/mcf)	5.45	3.57	4.00	5.10
Natural Gas Liquids ($/bbl)	—	—	—	—
Operating Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	54.14	52.60	50.38	35.81
Conventional Natural Gas ($/mcf)	11.97	10.28	7.99	6.46
Natural Gas Liquids ($/bbl)	—	—	—	—

Vermilion Energy Inc. ■ Page 44 ■ 2025 Annual Information Form

	Three Months Ended March 31, 2025	Three Months Ended June 30, 2025	Three Months Ended September 30, 2025	Three Months Ended December 31, 2025
Croatia
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	2	4	—	3
Conventional Natural Gas (mmcf/d)	7.24	9.90	13.13	10.22
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	96.15	46.82	—	21.66
Conventional Natural Gas ($/mcf)	20.43	17.01	16.39	14.32
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	—	3.34	—	—
Conventional Natural Gas ($/mcf)	2.49	2.33	3.35	2.36
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	1.38	1.26	0.50	1.05
Natural Gas Liquids ($/bbl)	—	—	—	—
Operating Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	96.15	43.48	—	21.66
Conventional Natural Gas ($/mcf)	16.56	13.42	12.54	10.91
Natural Gas Liquids ($/bbl)	—	—	—	—
Ireland
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	—	—	—	—
Conventional Natural Gas (mmcf/d)	52.92	47.75	48.83	47.04
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	21.19	15.60	14.75	13.65
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	0.46	0.53	0.52	0.60
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	2.99	3.12	2.94	3.30
Natural Gas Liquids ($/bbl)	—	—	—	—
Operating Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	17.74	11.95	11.29	9.75
Natural Gas Liquids ($/bbl)	—	—	—	—

Vermilion Energy Inc. ■ Page 45 ■ 2025 Annual Information Form

	Three Months Ended March 31, 2025	Three Months Ended June 30, 2025	Three Months Ended September 30, 2025	Three Months Ended December 31, 2025
Netherlands
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	34	35	27	45
Conventional Natural Gas (mmcf/d)	23.91	22.25	20.12	25.20
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	107.21	60.99	69.27	62.94
Conventional Natural Gas ($/mcf)	19.77	13.82	13.26	15.72
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	31.19	25.10	35.84	29.89
Conventional Natural Gas ($/mcf)	4.42	3.88	4.74	5.27
Natural Gas Liquids ($/bbl)	—	—	—	—
Operating Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	76.02	35.89	33.43	33.05
Conventional Natural Gas ($/mcf)	15.35	9.94	8.52	10.45
Natural Gas Liquids ($/bbl)	—	—	—	—
United States
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	2,280	2,989	1,155	12
Conventional Natural Gas (mmcf/d)	5.78	5.83	2.83	0.11
Natural Gas Liquids (bbl/d)	795	792	308	39
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	100.08	81.73	92.97	288.67
Conventional Natural Gas ($/mcf)	4.35	1.85	3.39	8.34
Natural Gas Liquids ($/bbl)	44.97	32.40	32.77	24.37
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	28.47	22.89	27.69	116.91
Conventional Natural Gas ($/mcf)	1.21	0.54	0.93	(6.23)
Natural Gas Liquids ($/bbl)	11.12	8.70	8.98	3.60
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	0.60	0.71	2.84	33.27
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	0.03	0.03	0.04	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	26.73	21.00	24.40	10.79
Conventional Natural Gas ($/mcf)	1.20	0.50	0.95	0.29
Natural Gas Liquids ($/bbl)	11.64	8.19	8.67	0.83
Operating Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	44.28	37.13	38.04	127.70
Conventional Natural Gas ($/mcf)	1.94	0.81	1.51	14.28
Natural Gas Liquids ($/bbl)	22.18	15.48	15.08	19.94

Vermilion Energy Inc. ■ Page 46 ■ 2025 Annual Information Form

	Three Months Ended March 31, 2025	Three Months Ended June 30, 2025	Three Months Ended September 30, 2025	Three Months Ended December 31, 2025
Total Company
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	32,386	37,449	28,197	25,401
Conventional Natural Gas (mmcf/d)	369.36	515.38	479.28	502.60
Natural Gas Liquids (bbl/d)	9,167	12,656	10,985	12,140
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	99.34	85.07	91.93	83.21
Conventional Natural Gas ($/mcf)	7.80	4.88	4.36	5.13
Natural Gas Liquids ($/bbl)	31.56	24.68	22.99	21.17
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	11.13	8.45	4.62	5.80
Conventional Natural Gas ($/mcf)	0.24	0.14	0.20	0.21
Natural Gas Liquids ($/bbl)	11.72	10.45	10.16	8.17
Transportation Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	4.85	4.28	4.30	5.30
Conventional Natural Gas ($/mcf)	0.33	0.32	0.38	0.32
Natural Gas Liquids ($/bbl)	7.61	6.67	7.22	8.03
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	25.67	23.97	28.66	21.56
Conventional Natural Gas ($/mcf)	1.96	1.36	1.34	1.50
Natural Gas Liquids ($/bbl)	6.87	6.46	7.13	5.95
Realized Hedging
Light Crude Oil and Medium Crude Oil ($/bbl)	(0.42)	(5.08)	(1.64)	(1.11)
Conventional Natural Gas ($/mcf)	(0.29)	(0.54)	(1.26)	(0.37)
Operating Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	58.11	53.45	55.99	51.66
Conventional Natural Gas ($/mcf)	5.56	3.60	3.70	3.47
Natural Gas Liquids ($/bbl)	5.36	1.10	(1.52)	(0.98)
North America
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	20,551	25,394	15,946	13,782
Conventional Natural Gas (mmcf/d)	264.24	409.99	370.97	391.52
Natural Gas Liquids (bbl/d)	9,167	12,656	10,985	12,139
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	94.16	82.73	85.98	78.37
Conventional Natural Gas ($/mcf)	2.78	2.23	1.39	2.60
Natural Gas Liquids ($/bbl)	31.56	24.68	22.99	21.17
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	12.89	7.94	2.65	3.17
Conventional Natural Gas ($/mcf)	0.18	0.06	0.03	0.14
Natural Gas Liquids ($/bbl)	11.72	10.45	10.16	8.17
Transportation Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	2.90	2.78	2.86	2.71
Conventional Natural Gas ($/mcf)	0.32	0.32	0.36	0.27
Natural Gas Liquids ($/bbl)	7.61	6.67	7.22	8.03
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	25.07	24.04	26.43	19.68
Conventional Natural Gas ($/mcf)	0.75	0.66	0.43	0.65
Natural Gas Liquids ($/bbl)	7.98	6.90	7.06	5.34
Operating Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	53.30	47.97	54.04	52.81
Conventional Natural Gas ($/mcf)	1.53	1.21	0.55	1.54
Natural Gas Liquids ($/bbl)	4.25	0.66	(1.45)	(0.37)

Vermilion Energy Inc. ■ Page 47 ■ 2025 Annual Information Form

	Three Months Ended March 31, 2025	Three Months Ended June 30, 2025	Three Months Ended September 30, 2025	Three Months Ended December 31, 2025
International
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	11,835	12,055	12,248	11,621
Conventional Natural Gas (mmcf/d)	105.12	105.39	108.29	111.07
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	108.91	90.81	98.71	88.68
Conventional Natural Gas ($/mcf)	20.41	15.22	14.53	14.07
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	7.86	9.80	6.87	8.83
Conventional Natural Gas ($/mcf)	0.37	0.39	0.76	0.45
Natural Gas Liquids ($/bbl)	—	—	—	—
Transportation Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	8.33	7.77	5.87	8.35
Conventional Natural Gas ($/mcf)	0.38	0.35	0.40	0.44
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	35.87	31.56	39.79	33.79
Conventional Natural Gas ($/mcf)	3.70	3.21	3.23	4.00
Natural Gas Liquids ($/bbl)	—	—	—	—
Operating Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	56.85	41.68	46.18	37.71
Conventional Natural Gas ($/mcf)	15.96	11.27	10.14	9.18
Natural Gas Liquids ($/bbl)	—	—	—	—

Marketing

The nature of Vermilion’s operations results in exposure to fluctuations in commodity prices, interest rates, and foreign currency exchange rates. Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future crude oil and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes. Vermilion has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts.

During the normal course of business, Vermilion may also enter into fixed price arrangements to sell a portion of its production or purchase commodities for operational use.

Vermilion’s outstanding risk management positions as at December 31, 2025 are summarized in Supplemental Table 2: Hedges, included in the Annual MD&A, available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov.

Vermilion Energy Inc. ■ Page 48 ■ 2025 Annual Information Form

Directors and Officers

As at December 31, 2025, the directors and officers of Vermilion beneficially owned, or controlled or directed, directly or indirectly, 1,287,208 common shares representing approximately 0.8% of the outstanding common shares.

Board of Directors

Vermilion’s Board of Directors currently consists of ten directors. The directors are nominated by the Company and elected annually by Shareholders and hold office until the next annual meeting of Shareholders, or until their successors are elected or appointed.

			Year First
Name and			Elected or
Municipality of			Appointed
Residence	Committee(s)	Office Held	as Director	Principal Occupation During the Past Five Years
Myron Stadnyk Calgary, Alberta Canada	(1)	Director	2022	Since May 2025, Director of Whitecap Resources Inc. July 2020 to May 2025, Director of Veren Inc., formerly Crescent Point Energy Corp.
Corey Bieber Calgary, Alberta Canada	(3) (7)	Director	2025

Since January 2025, Director of Trans Mountain Corporation.

January 2025 to May 2025, Director of Veren Inc.

2023 to 2024 Finance Advisory Committee Member of Trans Mountain Corporation

2018 to 2022, Executive Advisor, CNRL

Dion Hatcher Calgary, Alberta Canada		President & Chief Executive Officer and Director	2023

Since March 2023, President, Chief Executive Officer and Director of Vermilion

January 2022 to March 2023, President of Vermilion

November 2020 to December 2021 Vice President North America of Vermilion

James J. Kleckner Jr. Edwards, Colorado USA	(5) (8)	Director	2021	March 2021 to December 2025, Director of Great Western Petroleum 2019 to 2021, Director of Parsley Energy
Carin S. Knickel Golden, Colorado USA	(7) (9)	Director	2018	Since 2015, Director of Hudbay Minerals, Inc.
Stephen Larke Calgary, Alberta Canada	(3) (4)	Director	2017	Since 2024, President and Director of Winterspark Capital Since 2020, Director of Headwater Exploration Inc. Since 2019, Director of Topaz Energy Corp.
Paul Myers Calgary, Alberta Canada	(7) (9)	Director	2025	July 2019 to June 2025, President of Pacific Canbriam Energy January 2017 to June 2025, Director of Canadian Association of Petroleum Producers (CAPP)
William Roby Houston, Texas USA	(6) (9)	Director	2017	Since 2020, Director of California Resources Corp. Since 2015, Chief Executive Officer of Shepherd Energy, LLC
Manjit Sharma Toronto, Ontario Canada	(2) (5)	Director	2021

Since 2023, Director of TransAlta Corporation

Since 2022, Director of Finning International Inc.

Since 2020, Director of Export Development Canada

2020 to 2023, Investment Committee of GE Canada Pension Trust

2020 to 2021, Chief Financial Officer of WSP Canada

2019 to 2021, Audit Committee of Ontario Chamber of Commerce

Judy Steele Halifax, Nova Scotia Canada	(3) (7)	Director	2021	Since 2012, President and Chief Operating Officer of Emera Energy 2017 to 2025, Director of Canadian Blood Services

Vermilion Energy Inc. ■ Page 49 ■ 2025 Annual Information Form

Committees:

(1)	Chairman (Independent)
(2)	Audit Committee Chair (Independent)
(3)	Audit Committee Member (Independent)
(4)	Governance and Human Resources Committee Chair (Independent)
(5)	Governance and Human Resources Committee Member (Independent)
(6)	Safety and Sustainability Committee Chair (Independent)
(7)	Safety and Sustainability Committee Member (Independent)
(8)	Technical Committee Chair (Independent)
(9)	Technical Committee Member (Independent)

Vermilion Energy Inc. ■ Page 50 ■ 2025 Annual Information Form

Officers

Name and	Office Held	Principal Occupation During the Past Five Years
Municipality of
Residence
Dion Hatcher Calgary, Alberta Canada	President & Chief Executive Officer

Since March 2023, President, Chief Executive Officer and Director of Vermilion

January 2022 to March 2023, President of Vermilion

November 2020 to December 2021, Vice President North America of Vermilion

March 2016 to November 2020, Vice President Canada Business Unit of Vermilion

Lars Glemser Calgary, Alberta Canada	Vice President & Chief Financial Officer	Since April 2018, Vice President and Chief Financial Officer of Vermilion
Lara Conrad Calgary, Alberta Canada	Vice President Business Development

Since May 2025, Vice President Business Development of Vermilion

January 2022 to April 2025, SVP, Chief Development Officer of ARC Resources Ltd.

January 2022 to January 2023 Co-Chair of United Way of Calgary and Area Campaign

January 2021 to December 2021, SVP Development of ARC Resources Ltd.

Tamar Epstein Calgary, Alberta Canada	General Counsel & Corporate Secretary

Since May 2024, General Counsel and Corporate Secretary of Vermilion

Since August 2023, General Counsel of Vermilion

2021 to 2023, General Counsel & VP ESG of Validere Technologies Inc.

2018 to 2021, General Counsel, Corporate Secretary & Director ESG of IPC Canada Ltd.

Yvonne Jeffery Calgary, Alberta Canada	Vice President Sustainability	May 2021, Vice President, Sustainability of Vermilion August 2020 to May 2021, Director, Sustainability of Vermilion
Darcy Kerwin Calgary, Alberta Canada	Vice President International & HSE	Since November 2020, Vice President, International & HSE of Vermilion
Geoff MacDonald Calgary, Alberta Canada	Vice President Geosciences	Since November 2021, Vice President, Geosciences of Vermilion March 2019 to November 2021, Chief Geoscientist of Vermilion
Randy McQuaig Calgary, Alberta Canada	Vice President North America

Since February 2024, Vice President, North America of Vermilion

May 2023 to February 2024, Director, Alberta and Saskatchewan Assets of Vermilion

November 2021 to May 2023, Director, Canadian Business Unit Assets of Vermilion

May 2018 to November 2021, Manager, Saskatchewan and Manitoba of Vermilion

Averyl Schraven Calgary, Alberta Canada	Vice President People and Culture	Since November 2021, Vice President, People & Culture of Vermilion December 2020 to November 2021, Director, People and Culture of Vermilion
Gerard Schut Den Haag The Netherlands	Vice President European Operations	Since July 2012, Vice President, European Operations of Vermilion

Vermilion Energy Inc. ■ Page 51 ■ 2025 Annual Information Form

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Bankruptcies

To the knowledge of Vermilion, except as described below, no director or officer of Vermilion (nor any personal holding company of any such persons) or shareholder holding a sufficient number of securities of Vermilion to affect materially the control of Vermilion: (a) is, as of the date of this AIF, or has been within the ten years before the date of this AIF, a director or executive officer of any company (including Vermilion) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Ms. Knickel was a Board member of Whiting Petroleum Corporation, from 2015 to 2020, which declared bankruptcy in April 2020 and emerged from bankruptcy in September 2020.

Cease trade orders

To the knowledge of Vermilion, no director or executive officer of Vermilion (nor any personal holding company of any of such persons) is, as of the date of this AIF, or was within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including Vermilion), that: (a) was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Penalties or sanctions

To the knowledge of Vermilion, no director or executive officer of Vermilion (nor any personal holding company of any of such persons), or shareholder holding a sufficient number of securities of Vermilion to affect materially the control of Vermilion, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Vermilion Energy Inc. ■ Page 52 ■ 2025 Annual Information Form

Description of Capital Structure

Credit ratings

Credit ratings affect the Company’s ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the credit rating of the Company or the Company’s debt or a negative change in the Company’s ratings outlook could adversely affect the Company’s cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company’s ability to enter into ordinary course hedging arrangements or contracts with customers and suppliers.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issuer of securities. The credit ratings accorded to the Senior Unsecured Notes and the Company are not recommendations to purchase, hold or sell such securities and are not a comment upon the market price of the Company’s securities or their suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. A revision or withdrawal of a credit rating could have a material adverse effect on the pricing or liquidity of the Senior Unsecured Notes or the common shares in any secondary markets. Vermilion does not undertake any obligation to maintain the ratings or to advise holders of the Senior Unsecured Notes or the common shares of any change in ratings. Each agency’s rating should be evaluated independently of any other agency’s rating.

Vermilion provides an annual fee to S&P Global Ratings (“S&P”), Moody’s Investors Service (“Moody’s”), and Fitch Ratings (“Fitch”) for credit rating services. Vermilion has paid each of S&P, Moody’s, and Fitch its respective fees in connection with the provision of the below ratings. Over the past two years, in addition to the aforementioned fees, Vermilion has made payments in respect of certain other services provided to the Company by S&P, Moody’s, and Fitch.

As at March 4, 2026, Vermilion had the following credit ratings from S&P, Moody’s, and Fitch:

Rating Agency	Company Rating	Outlook	Senior Unsecured Notes
S&P (1)	B+ (1)	Stable	BB- (4)
Moody’s (2)	B1 (2)	Positive	B3 (5)
Fitch (3)	BB- (3)	Negative	BB- (6)

(1)

S&P rates long-term corporate credit ratings by rating categories ranging from a high of “AAA” to a low of “D”. Ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. In addition, S&P may add a rating outlook of “positive”, “negative” or “stable” which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). An obligor rated “B+” is within the sixth highest of the ten categories, and is characterized by S&P as more vulnerable in the near term than obligors rated “BB”, but has the capacity to meet its financial commitments on the obligation. However, it faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitments.

(2)

Moody’s corporate family ratings are on a rating scale that ranges from Aaa to C, which represents the highest to lowest opinions of creditworthiness. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa, with 3 indicating a ranking in the lower end of the generic rating category. A rating of B1 by Moody’s is within the sixth highest of nine categories. An obliger rated B1 is considered non-investment grade speculative and is subject to high credit risk.

(3)

Fitch’s corporate credit rating categories range from “investment grade“ for those with ratings of “AAA” to “BBB”, and “speculative grade” for those with “BB” to “D” ratings. Modifiers may be used by Fitch within these rating categories, either (+) or (-), appended to a rating to indicate relative status within the major rating categories. Rating outlooks may be provided to direct where a rating may potentially move within the next year or two, and fall under four outlooks: “positive”, “stable”, “negative”, or “evolving”. A “BB-” rating for an obliger denotes an increased vulnerability to default risk, especially if experiencing adverse changes in economic or business conditions over time; conversely, there remains a financial or business flexibility that sustains the servicing of financial obligations.

(4)

S&P rates long-term debt instruments by rating categories ranging from a high of “AAA” to a low of “D”. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. An obligation rated “BB-” is characterized as less vulnerable to nonpayment than other speculative issues. However, an obligation rated “BB-” faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. The “BB” category is the fifth highest of the ten available categories.

(5)

Moody’s long-term obligations ratings are on a rating scale that ranges from Aaa to C, which represents the highest to lowest opinions of creditworthiness. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa, with 3 indicating a ranking in the lower end of the generic rating category. A rating of B3 by Moody’s is within the sixth highest of nine categories. Obligations rated B3 are considered non-investment grade speculative and are subject to high credit risk.

(6)

Fitch’s long-term debt instrument ratings are categorized from “investment grade“ for those with ratings of “AAA” to “BBB”, and “speculative grade” for those with “BB” to “D” ratings. Modifiers may be used by Fitch within these rating categories, either (+) or (-), appended to a rating to indicate relative status within the major rating categories. A “BB-” rating for an obliger denotes an increased vulnerability to default risk, especially if experiencing adverse changes in economic or business conditions over time; conversely, there remains a financial or business flexibility that sustains the servicing of financial obligations.

Vermilion Energy Inc. ■ Page 53 ■ 2025 Annual Information Form

Common shares

The Company is authorized to issue an unlimited number of common shares. Each common share entitles the holder to receive notice of and to attend all meetings of Shareholders and to one vote at any such meeting. The holders of common shares are, at the discretion of the Board of Directors and subject to applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors on the common shares. The holders of common shares are entitled to share equally in any distribution of the assets of the Company upon the liquidation, dissolution, bankruptcy or winding-up of the Company or other distribution of its assets among the Shareholders for the purpose of winding-up the Company’s affairs.

Awards pursuant to which a holder may receive Common Shares have been issued under certain Vermilion compensation arrangements. See Note 17 of Vermilion’s audited annual financial statements (the “Audited Annual Financial Statements”) as at and for the year ended December 31, 2025 (a copy of which is available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov under Vermilion’s profile) for further details regarding the amount and value of such awards.

Dividend history

The Company paid a monthly dividend from January 2003 through March 2020. The dividend was suspended in April 2020 in response to the deterioration in near-term commodity prices and worsening outlook for global oil demand as a result of the COVID-19 pandemic and OPEC+ oil price war. Vermilion has a long history of paying dividends and we remain strong proponents of returning capital to Shareholders and as a result of our focus on financial strength we reinstated the dividend in the first quarter of 2022 and subsequently increased the per common share amounts in the second quarter of 2022, the first quarter of 2023, the first quarter of 2024, the first quarter of 2025 and the first quarter of 2026.

Solvency tests imposed by the ABCA on corporations for the declaration and payment of dividends must be satisfied prior to the declaration of a dividend. In addition, decisions with respect to the declaration of dividends on the common shares are made by the Board of Directors on the basis of the Company’s net earnings, financial requirements, and other conditions.

The following table sets forth the history of Vermilion’s dividend declared per unit or common share:

Date	Frequency	Dividend per unit or common share
January 2003 to December 2007	Monthly	$0.170
January 2008 to December 2012	Monthly	$0.190
January 2013 to December 2013	Monthly	$0.200
January 2014 to March 2018	Monthly	$0.215
April 2018 to February 2020	Monthly	$0.230
March 2020	Monthly	$0.115
March 2022 to June 2022	Quarterly	$0.060
September 2022 to December 2022	Quarterly	$0.080
March 2023 to December 2023	Quarterly	$0.100
March 2024 to December 2024	Quarterly	$0.120
March 2025 to December 2025	Quarterly	$0.130
March 2026 onwards	Quarterly	$0.135

The following table outlines dividends declared per common share for each of the three most recently completed financial years:

Date	Dividends per common share
2023	$0.40
2024	$0.48
2025	$0.52

In conjunction with the release of our 2026 budget in November 2025, we increased the quarterly dividend by 4% to $0.135 per common share, effective with the Q1 2026 dividend payable March 31, 2026. Vermilion intends to generate strong compounded returns for investors through a combination of ratable dividend increases, continued share repurchases, and modest production growth. The dividend of $0.135 per common share for Q1 2026 was declared on March 4, 2026.

Vermilion Energy Inc. ■ Page 54 ■ 2025 Annual Information Form

Debt

As at December 31, 2025, Vermilion’s total debt is primarily comprised of the outstanding Senior Unsecured Notes and the Revolving Credit Facility.

The Senior Unsecured Notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bore interest at a rate of 5.625% per annum paid semi-annually on March 15 and September 15. The notes matured on March 15, 2025 and the balance was repaid in full.

On April 26, 2022, Vermilion issued US $400.0 million of senior unsecured notes, priced at 99.241% of par. The notes bear interest at a rate of 6.875% per annum, to be paid semi-annually on May 1 and November 1. The notes mature on May 1, 2030.

On February 11, 2025 Vermilion issued US $400.0 million of senior unsecured notes at par. The notes bear interest at a rate of 7.250% per annum, to be paid semi-annually on February 15 and August 15. The notes mature on February 15, 2033.

During 2025, Vermilion purchased $34.9 million of the 2030 senior unsecured notes and $23.7 million of the 2033 senior unsecured notes at a rate of 95.8% and 95.3% respectively on the open market which were subsequently cancelled.

For additional information, including the amounts outstanding under the Senior Unsecured Notes, see Note 14 of the Audited Annual Financial Statements (a copy of which is available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov).

The Revolving Credit Facility

As at December 31, 2025, Vermilion had in place a bank revolving credit facility maturing May 25, 2029 which can be extended from time to time at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion.

On June 9, 2025, the maturity date of the revolving facility was extended to May 25, 2029 (previously May 26, 2028). The total facility amount of $1.35 billion and accordion feature to increase the aggregate amount available under the facility to $1.6 billion remain unchanged.

As at December 31, 2025, the balance drawn on the Revolving Credit Facility was $222.7 million. The Revolving Credit Facility includes certain financial covenants for which Vermilion was in compliance with at December 31, 2025. For additional information, including the financial covenants of the Revolving Credit Facility, see Note 14 of the Audited Annual Financial Statements (a copy of which is available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov).

The Term Loan

Concurrent with the completion of the Westbrick acquisition on February 26, 2025, Vermilion’s credit facility agreement was amended to incorporate a new $450.0 million term loan (the “Term Loan”) which was immediately drawn. As of December 31, 2025, the Term Loan balance was repaid in full.

Vermilion Energy Inc. ■ Page 55 ■ 2025 Annual Information Form

Market for Securities

Trading price and volume

The Common Shares of the listed and posted for trading on the TSX and the New York Stock Exchange (“NYSE”) under the symbol VET. The following table sets forth the closing price range and trading volume of the Common Shares on the TSX for the periods indicated:

2025	High	Low	Close	Volume
January	$15.11	$13.38	$13.39	12,172,278
February	$14.00	$11.94	$12.29	12,797,384
March	$12.55	$10.18	$11.65	17,284,084
April	$11.74	$7.29	$8.32	22,652,291
May	$9.92	$8.17	$8.96	21,528,027
June	$11.47	$9.05	$9.94	18,334,057
July	$11.86	$9.93	$11.37	14,588,785
August	$11.23	$9.71	$10.37	12,908,443
September	$12.10	$9.99	$10.87	17,339,653
October	$12.08	$9.98	$10.49	18,188,123
November	$13.37	$10.17	$12.91	19,842,632
December	$13.09	$10.95	$11.42	21,072,613

Vermilion Energy Inc. ■ Page 56 ■ 2025 Annual Information Form

Audit Committee Matters

Audit committee charter

Vermilion has established an audit committee (the “Audit Committee”) to assist the Board of Directors in carrying out its oversight responsibilities with respect to, among other things, financial reporting, internal controls, and the external audit process of the Company. The Audit Committee Mandate is set out in Appendix “C” to this AIF.

Composition of the Audit Committee

The following table sets forth the name of each current member of the Audit Committee, whether pursuant to applicable securities legislation, such member is considered independent, whether pursuant to applicable securities legislation, such member is considered financially literate and the relevant education and experience of such member.

Name	Independent	Financially Literate	Relevant Education and Experience
Manjit Sharma (Chair)	Yes	Yes

Manjit K. Sharma is a Corporate Director. Ms. Sharma served most recently as Chief Financial Officer of WSP Canada Inc., a leading professional services consulting firm, from 2020 to 2021. Prior to WSP Canada, she was on the National Executive Team of General Electric Canada (GE Canada), serving as Chief Financial Officer from 2016 to 2019. From 1999 to 2016, she held various senior positions with GE Canada, with responsibilities that spanned strategic planning and analysis, mergers and acquisitions, tax oversight, risk, governance, and diversity and inclusion. Ms. Sharma currently serves as a board member of each of Vermilion Energy Inc., TransAlta Corporation, Finning International Inc., and Export Development Canada. Ms. Sharma holds a Bachelor of Commerce degree (with Honours) from the University of Toronto, is a Fellow Chartered Accountant and holds the ICD.D Directors designation and the GCB.D Global Competent Board designation. In 2019, Ms. Sharma was recognized as one of Canada’s Top 100 Most Powerful Women by the Women’s Executive Network.

Corey Bieber	Yes	Yes

Mr. Bieber holds a Bachelor of Commerce from the University of Calgary and is a Chartered Professional Accountant. With over 40 years of experience across the energy sector Mr. Bieber has served in multiple executive roles at Canadian Natural Resources Limited (“CNRL”), including Chief Financial Officer and Executive Advisor where he was a member of CNRL’s Management Committee for over a decade. Prior to CNRL, Mr. Bieber was engaged in various financial and leadership roles at Enbridge Inc., Nexen Inc. and KPMG where he developed extensive financial and reporting skills as well as significant experience in financial oversight and systems of internal control.

Mr. Bieber currently serves on the board of Trans Mountain Corporation, and previously served on the Board of Veren Inc. Mr. Bieber’s community efforts include active involvement of various industry initiatives and with charitable activities such as the United Way and as a Member of the Heart & Stroke Alberta Board.

Stephen Larke	Yes	Yes

Mr. Larke holds a Bachelor of Commerce (Distinction) degree from the University of Calgary and is a Chartered Financial Analyst. He brings over 25 years of experience in energy capital markets, including research, sales, trading, and equity finance. Mr. Larke currently serves as a Director for Headwater Exploration Inc., Topaz Energy Corp., and Winterspark Capital, a private equity company. From 2017 to 2018, he was Operating Partner and Advisory Board member with Azimuth Capital Management, an energy-focused private equity fund based in Calgary, Alberta. From 2005 to 2015, Mr. Larke was Managing Director and Executive Committee member with Peters & Co., an independent energy investment firm based in Calgary. From 1997 to 2005, he was Vice-President and Director with TD Newcrest. Mr. Larke is also a designated Institute of Corporate Directors (ICD.D) member, an FSA Credential Holder, and holds the Global Competent Boards ESG designation.

Judy Steele	Yes	Yes

Ms. Steele has more than 25 years of experience in various energy businesses including natural gas and power trading and marketing; and wind, biomass and natural gas fired electricity generation. Currently, Ms. Steele is the President and Chief Operating Officer of Emera Energy, the Energy Marketing and Trading subsidiary of Emera Inc, where she is responsible for commercial performance, operations, business growth and development, risk management and team leadership and development. She is a member of the Emera Inc. Corporate Leadership Team, and Emera’s Sustainability Management Committee and Leadership Safety Advisory Council. Prior to her current role Ms. Steele held a variety of Executive and Senior Management positions within Emera Inc. including Chief Financial Officer. She previously served as Director, and Chair of the Finance and Audit Committee for Canadian Blood Services , Director, and Chair of the Audit Committee for The Halifax Port Authority; and was National Chair of the Canadian Breast Cancer Foundation and a Governor of St. Francis Xavier University. Ms. Steele is a Fellow Chartered Professional Accountant and holds a Bachelor of Public Relations from Mount Saint Vincent University.

External audit service fees

Prior to the commencement of any work, fees for all audit and non-audit services provided by the Company’s auditors must be approved by the Audit Committee.

During the years ended December 31, 2025 and 2024, Deloitte LLP (PCAOB ID No. 1208), the auditors of the Company, received the following fees from the Company:

Item	2025	2024
Audit fees (1)	$2,486,091	$2,703,868
Audit-related fees (2)	$65,110	$93,954
Tax fees (3)	$31,188	$63,068
All Other fees (4)	$25,535	$—
Total	$2,607,924	$2,860,890

Vermilion Energy Inc. ■ Page 57 ■ 2025 Annual Information Form

Notes:

(1)	Audit fees consisted of professional services rendered by Deloitte LLP for the audit of the Company’s financial statements for the years ended December 31, 2025 and 2024.
(2)	Audit-related fees billed by Deloitte LLP for other assurance engagements required by management or regulation.
(3)	Tax fees consist of fees for tax compliance services in various jurisdictions.
(4)	Other fees consisted of the subscription to Deloitte technical guides and service fees

Conflicts of Interest

The directors and officers of Vermilion are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of Vermilion may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof, Vermilion is not aware of any existing or potential material conflicts of interest between Vermilion and a director or officer of Vermilion.

Interest of Management and Others in Material Transactions

No director or officer of the Company, nor any other insider of the Company, nor their associates or affiliates has or has had, at any time within the three most recently completed financial years ending December 31, 2025, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

Legal Proceedings and Regulatory Actions

The Company is not party to any material legal proceedings as of March 4, 2026 and was not party to any material legal proceedings during its most recently completed financial year. There are no: (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during its most recently completed financial year; (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; or (c) settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority during its most recently completed financial year.

Material Contracts

Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts within the most recently completed financial year, or before the most recently completed financial year which are still in effect.

Interests of Experts

As at the date hereof, principals of McDaniel & Associates, the independent engineers for the Company, personally disclosed in certificates of qualification that they neither had nor expect to receive any common shares. The principals of McDaniel & Associates and their employees (as a group) beneficially own less than one percent of any of the Company’s securities.

Deloitte LLP is the auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta.

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Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common shares is Odyssey Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario and Vancouver, British Columbia.

Risk Factors

The following is a summary of certain risk factors relating to the business of the Company. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this AIF. Climate - related risk disclosure previously found in the MD&A has been consolidated into this summary, using the Canadian Sustainability Disclosure Standard (CSDS) 2 guidance on horizon and risk category, including transition and physical risks. Transition risks are risks that relate to the transition to a lower - carbon economy. Physical risks relate to the physical impact of climate change, which can be event driven (acute) or longer - term shifts (chronic) in climate patterns. Further information on climate - related risks is available in the Sustainability Report at www.vermilionenergy.com/our - sustainability/sustainability - report/. Additional risks and uncertainties not currently known to Vermilion that it currently views as immaterial may also materially and adversely affect its business, financial condition and/or results of operations. Shareholders and potential investors should carefully consider the information contained herein and, in particular, the following risk factors.

Market risks

Volatility of oil and gas prices

The Company’s reserves, financial performance, financial position, and cash flows are dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated materially during recent years and are determined by supply and demand factors. Supply factors can include availability (or lack thereof) of transportation capacity and production curtailments by independent producers or by OPEC members. Demand factors can be impacted by general economic conditions, supply chain requirements, environmental and other factors. Environmental and other factors include changes in weather, weather patterns, fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and gas, and technology advances in fuel economy and energy generation devices. Shifts in supply and demand for certain commodities, products, and services may occur as climate-related risks are increasingly taken into account.

Constraints at processing facilities and/or on transportation

The Company delivers its products via gathering and processing facilities, pipeline systems, trucks, rail, and tanker. The amount of crude oil, natural gas, and NGLs that the Company can produce and sell is subject to the availability, proximity, and capacity of these systems and related infrastructure. Unexpected shutdowns or curtailment of capacity of gathering and processing facilities, and pipeline systems, or an inability to secure trucks, rail, or tankers could affect the Company’s production, operations, and financial results. The Company’s production may flow through third party facilities which the Company does not control and these facilities may discontinue or decrease operations as result of normal course service requirements, unexpected events or otherwise. A discontinuation or decrease of operation of these third party facilities could have a material adverse effect on the Company’s ability to process its production and deliver to market. Midstream and pipeline companies may take actions to maximize their return on investment, which may in turn adversely affect producers and shippers.

Volatility of foreign exchange rates

The Company’s reserves, financial performance, financial position, and cash flows are affected by prevailing foreign exchange rates. An increase in the exchange rate for the Canadian dollar versus the US dollar and Euro would reduce the Canadian equivalent cash receipts for Vermilion’s production. Conversely, a decrease in the exchange rate for the Canadian dollar versus the US dollar and Euro would increase the Canadian equivalent cash outflows for Vermilion’s operating and capital expenditures.

Volatility of market price of common shares

The market price of the common shares may be volatile and this volatility may affect the ability of Shareholders to sell common shares at an advantageous price. Market price fluctuations in the common shares may be due to: the Company’s operating results or financial performance failing to meet the expectations of securities analysts or investors in any quarter; downward revision in securities analysts’ estimates; governmental regulatory action; adverse change in general market conditions or economic trends; acquisitions, dispositions or other material public announcements by the Company or its competitors. In addition, the market price for securities in stock markets including Common Shares may experience significant price and trading fluctuations. These fluctuations may result in volatility in the market prices of securities that may be unrelated or disproportionate to changes in the Company’s operating and financial performance.

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Hedging arrangements

Vermilion may enter into agreements to fix commodity prices, interest rates, and foreign exchange rates to offset the risks affecting the business. To the extent that Vermilion engages in price risk management activities to protect the Company from unfavourable fluctuations in prices and rates, the Company may also be prevented from realizing the full benefits of favourable fluctuations in prices and rates.

To the extent that risk management activities and hedging strategies are employed to address these risks, the Company would also be exposed to risks associated with such activities and strategies, including: counterparty risk, settlement risk, basis risk, liquidity risk and market risk. These risks could impact or negate any benefits of risk management activities and hedging strategies.

In addition, commodity hedging arrangements could expose the Company to the risk of financial loss if: production falls short of the hedged volumes; there is a widening of price-basis differentials between delivery points for production and the delivery point assumed in the hedge arrangements; or a sudden unexpected event materially impacts oil and natural gas prices.

Inflationary pressures

The Company’s financial position, financial performance, and cash flows are impacted by global inflation. An increase in inflation could impact the costs of to operate our business, including future capital expenditures, recurring costs to operate, and commodity prices.

Operational risks

Increase in operating costs or a decline in production level

The Company’s financial performance, financial position, and cash flows are affected by the Company’s operating costs and production levels. Operating costs may increase and production levels may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond Vermilion’s control.

Production levels may decline due to an inability for Vermilion to market oil and natural gas production. This could result from the availability, proximity and capacity of gathering systems, pipelines and processing facilities that Vermilion depends on in the jurisdictions in which it operates.

Operating costs could increase as a result of blowouts, environmental damage, unforeseen circumstances related to climate-change, and other unexpected and/or dangerous conditions which could result from a number of operating and natural hazards associated with Vermilion’s operations. In addition to higher costs, Vermilion may have a potential liability to regulators and third parties as a result. Vermilion maintains liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected operations, to the extent that such insurance is commercially viable. Vermilion may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons.

Operator performance and payment delays

Continuing production from a property are dependent upon the ability of the operator of the property, and the operator may fail to perform these functions properly. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Vermilion or its subsidiaries to certain properties.

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to Vermilion, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Weather conditions

Vermilion’s operations may be impacted by climate-related changing weather conditions, which may include:

●	Medium-term (3-6 years) acute physical climate risks: increased severity of extreme weather events such as cyclones and floods. In Australia a severe cyclonic event could cause damage to the Company’s Wandoo platform. In North America, wildfires and floods may restrict access to or interfere with the Company’s operations, increasing its costs and otherwise negatively impacting its operations.

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●	Long-term (6-50 years) chronic physical climate risks: rising sea levels. In the Netherlands, rising water levels could impact facilities below sea level, due to flooding, transportation difficulties, supply chain disruption and salinization of groundwater.
●	Long-term (6-50 years) chronic physical climate risks: changes in temperature extremes, precipitation patterns and weather pattern variability. Based on RCP4.5, a scenario which limits global warming to 3C, our locations may be impacted by overall warming temperatures, and greater precipitation or drier conditions, which may increase capital cost for drilling, completions and workover operations due to increased timelines, equipment breakdown, availability of surface and/or groundwater, and restricted access (fewer frost days in North America).

In general, these events can impact Vermilion’s operations, causing shutdowns and increased costs, and Vermilion’s infrastructure, causing losses beyond insurance availability and coverage.

Cost and performance of new technology

The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. Other oil and natural gas companies may have greater financial, technical and personnel resources that provide them with technological advantages and may in the future allow them to implement new technologies before Vermilion does. There can be no assurance that Vermilion will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company or implemented in the future may become obsolete.

●	Medium-term Climate Transition Risks (3–6 Years): technology. Our emission reduction projects and climate strategy rely on technologies that are rapidly evolving, but in many cases unproven at larger scales and uneconomic for dispersed assets that are not, for example, near an electrical grid or pipeline gathering system. Assumptions by those outside the industry that broad generalizations on methane reduction are economical for all assets may be proven false. Some technology projects will fail; others will prove uneconomic.
●	Long-term Climate Transition Risks (6-50 years): technology, including substitution of existing products with lower emission options, and market, including changes in customer sentiment. Although progression of the energy transition appears increasingly uncertain, longer than anticipated, and focused on energy addition rather than replacement of traditional fuels, it is possible that demand for oil and, to a lesser degree, natural gas will eventually fall as various alternatives for renewable energy options become technologically and economically available, including consumer adoption of electric vehicles. This could impact the need for our products in the longer term, although it will be critical to maintain adequate supplies of both oil and natural gas to provide both accessibility and affordability. We have identified alternative energies and technologies that are synergistic fits for our business, such as geothermal from produced water, biogas production, and the conversion of traditional oil and gas assets to geothermal or hydrogen production, or carbon storage. These technologies rely on robust partnerships with other entities, government regulatory and permitting processes, and the advancement of the technologies themselves, all of which are beyond the Company’s control, may or may not perform as predicted, and may prove cost-prohibitive.

Regulatory and political risks

Tax, royalty, and other government legislation

Income tax laws, royalty and other government legislation relating to the oil and gas industry in the jurisdictions in which the Company operates may change in a manner that adversely affects Vermilion.

Vermilion is exposed to increased taxation and royalties due to windfall taxes on profits. Windfall taxes were substantively enacted within the European Union for oil and gas companies for 2022 and/or 2023 at a minimum rate of 33% calculated on taxable profits above a 20% increase in the average yearly taxable profits as compared to 2018 to 2021. The windfall tax did not apply to 2024 or later years. There is risk that windfall taxes or similar mechanisms will be re-enacted or similar legislation could be enacted in other jurisdictions that Vermilion operates in periods of extraordinary commodity prices.

Government regulations

Vermilion’s operations are governed by many levels of governments in which jurisdiction the Company operates. Vermilion is subject to laws and regulations regarding environment, health and safety issues, lease interests, taxes and royalties, among others. Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses of operating licenses. The regulatory process involved in each of the countries in which Vermilion operates is not uniform and regulatory regimes vary as to complexity, timeliness of access to, and response from, regulatory bodies and other matters specific to each jurisdiction. If regulatory approvals or permits are delayed, not obtained, or revoked, there can also be delays or abandonment of projects, decreases in production and increases in costs, and Vermilion may not be able to fully execute its strategy. Governments may also amend or create new legislation and regulatory bodies may also amend regulations or impose additional requirements which could result in reduced production and increased capital, operating and compliance costs.

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Policy and legal risks

●	Short-term Climate Transition Risks (0–3 Years): Reputation; Policy and Legal. Government and community relationships are strongly linked to both social and regulatory license to operate. Communities where we operate bear potential impacts, while opposition to fossil fuels is evident in some regions via public interest organizations and local sentiment. This climate-related opposition may increase legal challenges to operations by property owners and municipalities, impacting permitting timelines, Vermilion may also be exposed to increased litigation risk relating to overall climate change, similar to other oil and gas companies where claims being brought before the courts by public interest organizations. Some of these include the failure of organizations to mitigate the impacts of climate change, failure to adapt to climate change, the insufficiency of disclosure around material financial risks and the potential for greenwashing. As the value of loss and damage arising from climate change increases, litigation risk will also grow.
●	Medium-term (3-6 years) Climate Transition Risks: Policy and Legal: Policy actions that attempt to constrain actions that contribute to the adverse effects of climate change or policy actions that seek to promote adaptation to climate change continue to evolve. Policy changes could include implementing carbon-pricing mechanisms to reduce GHG emissions, shifting energy-efficient solutions, promoting more sustainable land-use practices, and requirements for carbon storage (e.g. Europe’s Net Zero Industry Act). The risks and financial impact of policy changes depend on the nature and timing of the policy change.

Political events and terrorist attacks

Political events throughout the world that cause disruptions in the supply of oil affect the marketability and price of oil and natural gas acquired or discovered by Vermilion. Political developments arising in the countries in which Vermilion operates have a significant impact on the price of oil and natural gas.

Vermilion’s oil and natural gas properties, wells and facilities could be subject to a terrorist attack. If any of Vermilion’s properties, wells or facilities or any infrastructure on which the Company relies are the subject of a terrorist attack, such attack may have a material adverse effect on Vermilion’s financial performance, financial position, and cash flows.

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Financing risks

Discretionary nature of dividends and share buybacks

The declaration and payment (including the amount thereof) of future cash dividends and the amount of share buybacks under the NCIB, if any, is subject to the discretion of the Board of Directors and may vary depending on a variety of factors and conditions, including the satisfaction of the liquidity and solvency tests under the ABCA for the declaration and payment of dividends and the amount of the Company’s cash flows. The Company’s cash flows may be impacted by risks affecting the Company’s business including: fluctuations in commodity prices, foreign exchange and interest rates; production and sales volume levels; production costs; capital expenditure requirements; royalty and tax burdens; external financing availability, and debt service requirements.

Depending on these and other factors considered relevant to the declaration and payment of dividends and the authorization of share buybacks by the Board of Directors and management of the Company, the Company may change its dividend policy and (or) approach to the share buybacks from time to time. Any reduction of dividends and/or share buybacks may adversely affect the market price or value of Common Shares.

Additional financing

The Revolving Credit Facility and any replacement credit facility may not provide sufficient liquidity. The amounts available under the Revolving Credit Facility may not be sufficient for future operations, or Vermilion may not be able to obtain additional financing on attractive economic terms, if at all.

To the extent that external sources of capital, including the issuance of additional Common Shares, become limited or unavailable, Vermilion’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves may be impaired. To the extent the Company is required to use cash flow to finance capital expenditures or property acquisitions, the level of cash available that may be declared payable as dividends will be reduced.

Debt service

Vermilion may finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by Vermilion may impair Vermilion’s ability to satisfy its other obligations. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by Vermilion of its debt obligations.

Lenders may be provided with security over substantially all of the assets of Vermilion and its subsidiaries. If Vermilion becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may be able to foreclose on or sell the assets of Vermilion and/or its Subsidiaries.

Variations in interest rates and foreign exchange rates

An increase in interest rates could result in a significant increase in the amount the Company pays to service debt. A decrease in the exchange rate of the Canadian dollar versus the US dollar would result in higher interest and ultimate principal payment on the Senior Unsecured Notes.

Environmental risks

Environmental legislation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial, state and federal legislation. A breach of such legislation may result in the imposition of fines, the issuance of clean up orders in respect of Vermilion or its assets, or the loss or suspension of regulatory approvals. Such legislation may be changed to impose higher standards and potentially more costly obligations on Vermilion. In addition, such legislation may inhibit Vermilion’s ability to operate the Company’s assets and may make it more difficult for Vermilion to compete in the acquisition of new property rights. Presently, the Company does not believe the financial impact of these regulations on capital expenditures and earnings will be material. However, the Company actively monitors and assesses its exposure to this legislation.

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Vermilion expects to incur abandonment and reclamation costs in the ordinary course of business as existing oil and gas properties are abandoned and reclaimed. These costs may materially differ from the Company’s estimates due to changes in environmental regulations.

●	Short-term (0-3 years) Climate Transition Risks: Policy and Legal: Environmental legislation may include carbon taxes, enhanced emissions reporting obligations, mandates on the equipment specifications and emissions regulations. Vermilion’s exploration and production facilities and other operations and activities emit some amount of greenhouse gases, which may be subject to emission regulating legislation. This may result in a current or future requirement to reduce emissions or emissions intensity from Vermilion’s operations and facilities.
●	Short-term (0-3 years) Climate Transition Risks: Reputation: Practices and disclosures relating to environmental matters, including climate change, are attracting increasing scrutiny by stakeholders. Vermilion’s response to addressing environmental matters can impact the Company’s reputation and affect the Company’s ability to hire and retain employees; to compete for reserve acquisitions, exploration leases, licenses and concessions; and to receive regulatory approvals required to execute operating programs.

Hydraulic fracturing regulations

Hydraulic fracturing involves the injection of water, sand and small amounts of additives under pressure into rock formations to stimulate oil and natural gas production. Hydraulic fracturing is used to produce commercial quantities of oil and natural gas from reservoirs that were previously unproductive. Hydraulic fracturing has featured prominently in recent political, media and activist commentary on the subject of water usage and environmental damage. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to operational delays, increased operating costs, third party or governmental claims, and could increase Vermilion’s costs of compliance and doing business as well as delay the development of oil and natural gas resources from shale formations, which are not commercial without the use of hydraulic fracturing. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that the Company is ultimately able to produce from its reserves, as well as increase costs.

With activist groups expressing concern about the impact of hydraulic fracturing on the environment and water supplies, Vermilion’s corporate reputation may be negatively affected by the negative public perception and public protests against hydraulic fracturing. In addition, concerns regarding hydraulic fracturing may result in changes in regulations that delay the development of oil and natural gas resources and adversely affect Vermilion’s costs of compliance and reputation. Changes in government may result in new or enhanced regulatory burdens in respect of hydraulic fracturing which could affect Vermilion’s business.

Acquisition and expansion risks

Competition

Vermilion actively competes for reserve acquisitions, exploration leases, licenses, concessions and skilled industry personnel with a substantial number of other oil and gas companies, some of which have significantly greater financial resources than Vermilion. Vermilion’s competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

Vermilion’s ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

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International operations and future geographical/industry expansion

The operations and expertise of Vermilion’s management are currently focused primarily on oil and natural gas production, exploration and development in three geographical regions, North America, Europe and Australia. In the future Vermilion may acquire or move into new industry related activities, enter into new geographical areas, or acquire different energy related assets. These actions may result in unexpected risks or alternatively, significantly increase the Company’s exposure to one or more existing risk factors.

Acquisition assumptions

When making acquisitions, Vermilion estimates the future performance of the assets to be acquired. These estimates are subject to inherent risks associated with predicting the future performance of those assets. These estimates may not be realized over time. As such, assets acquired may not possess the value Vermilion attributed to them.

Failure to realize anticipated benefits of prior acquisitions

Vermilion may complete one or more acquisitions for various strategic reasons including to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits. In order to achieve the benefits of any future acquisitions, Vermilion will be dependent upon its ability to successfully consolidate functions and integrate operations, procedures and personnel in a timely and efficient manner and to realize the anticipated growth opportunities and synergies from combining the acquired assets and operations with those of the Company. The integration of acquired assets and operations requires the dedication of management effort, time and resources, which may divert management’s focus and resources from other strategic opportunities and from operational matters during the process. The integration process may result in the disruption of ongoing business and customer relationships that may adversely affect Vermilion’s ability to achieve the anticipated benefits of such prior acquisitions.

Reserve estimates

Reserves and estimated future net revenue to be derived from reserves are estimates and have been independently evaluated by McDaniel & Associates. The estimation of reserves is a complex process and requires significant judgment. Actual production and ultimate reserves will vary from those estimates and these variations may be material.

Assumptions incorporated into the estimation of reserves are based on information available when the estimate was prepared. These assumptions are subject to change and many are beyond the Company’s control. These assumptions include: initial production rates; production decline rates; ultimate recovery of reserves; timing and amount of capital expenditures; marketability of production; future prices of crude oil and natural gas; operating costs; well abandonment costs; royalties, taxes, and other government levies that may be imposed over the producing life of the reserves.

In addition, estimates of reserves that may be developed and produced in the future are often based on methods other than actual production history, including: volumetric calculations, probabilistic methods, and upon analogy to similar types of reserves. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves. As such, reserve estimates may require revision based on actual production experience.

The present value of estimated future net revenue referred to in this annual information form should not be construed as the fair market value of estimated crude oil and natural gas reserves attributable to the Company’s properties. The estimated discounted future revenue from reserves are based upon price and cost estimates which may vary from actual prices and costs and such variance could be material. Actual future net revenue will also be affected by factors such as the amount and timing of actual production, supply and demand for crude oil and natural gas, curtailments or increases in consumption by purchasers and changes in governmental regulations and taxation.

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Other risks

Cyber security

Vermilion manages cyber security risk by ensuring appropriate technologies, processes and practices are effectively designed and implemented to help prevent, detect and respond to threats as they emerge and evolve. The primary risks to Vermilion include, loss of data, destruction or corruption of data, compromising of confidential customer or employee information, leaked information, disruption of business, theft or extortion of funds, regulatory infractions, loss of competitive advantage and damage to the Company’s reputation. Vermilion relies upon a variety of advanced controls as protection from such attacks including:

a)	Enterprise class firewall infrastructure, secure network architecture and anti-malware defense systems to protect against network intrusion, malware infection and data loss.
b)

Regularly conducted comprehensive third party reviews and vulnerability assessments to ensure that information technology systems are up-to-date and properly configured, to reduce security risks arising from outdated or misconfigured systems and software.

c)	Disaster recovery planning, ongoing monitoring of network traffic patterns to identify potential malicious activities or attacks.

Incident response processes are in place to isolate and control potential attacks. Data backup and recovery processes are in place to minimize risk of data loss and resulting disruption of business. Through ongoing vigilance and regular employee awareness, Vermilion has not experienced a cyber security event of a material nature in the last three years. As it is difficult to quantify the significance of such events, cyber attacks such as, security breaches of company, customer, employee, and vendor information, as well as hardware or software corruption, failure or error, telecommunications system failure, service provider error, intentional or unintentional personnel actions, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data, may in certain circumstances be material and could have an adverse effect on Vermilion’s business, financial condition and results of operations. As result of the unpredictability of the timing, nature and scope of disruptions from such attacks, Vermilion could potentially be subject to production downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of its systems and networks or financial losses, any of which could have a material adverse effect on Vermilion’s competitive position, financial condition or results of operations.

Accounting adjustments

The presentation of financial information in accordance with IFRS Accounting Standards requires that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in Vermilion’s consolidated financial statements. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the consolidated financial statements and such adjustments may be viewed unfavourably by the market and may result in an inability to borrow funds or a decline in price of Common Shares.

Ineffective internal controls

Effective internal controls are necessary for Vermilion to provide reliable financial reports and to help prevent fraud. Although the Company has undertaken and will undertake a number of procedures in order to help ensure the reliability of its financial reports, including those that may be imposed on Vermilion under Canadian securities laws and applicable US federal and state securities laws, Vermilion cannot be certain that such measures will ensure that the Company will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Vermilion’s results of operations or cause the Company to fail to meet its reporting obligations. Additionally, implementing and monitoring effective internal controls can be costly. If Vermilion or its independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in Vermilion’s consolidated financial statements and may result in a decline in the price of Common Shares.

Reliance on key personnel, management, and labour

Vermilion’s success depends in large measure on certain key personnel. The loss of the services of such key personnel may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Vermilion does not have any key person insurance in effect. The contributions of Vermilion’s existing management team to immediate and near term operations are likely to be of central importance. In addition, the labour force in certain areas in which the Company operates is limited and the competition for qualified personnel in the oil and natural gas industry is intense. Vermilion expects that similar projects or expansions will proceed in the same area during the same time frame as the Company’s projects. Vermilion’s projects require experienced employees, and such competition may result in increases in compensation paid to such personnel or in a lack of qualified personnel. There can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of the business.

Vermilion Energy Inc. ■ Page 66 ■ 2025 Annual Information Form

Potential conflicts of interest

Circumstances may arise where members of the Board of Directors or officers of Vermilion are directors or officers of companies which compete with Vermilion. No assurances can be given that opportunities identified by such persons will be provided to Vermilion.

Geopolitical tensions and trade policy

As a global gas producer, Vermilion’s profitability is impacted by economic factors, including geopolitical tensions and trade policy decisions in the countries in which it operates, as well as countries that impact global gas supply and demand.

Ongoing global geopolitical tensions, including the war in Ukraine and conflicts in the Middle East, may have significant economic implications. Russia’s invasion of Ukraine in 2022 has disrupted regional oil and gas supplies, leading to widespread sanctions against Russia, which in turn have caused macroeconomic instability, meanwhile instability in the Middle East may continue to further threaten the global economies.

The global geopolitical landscape is also being significantly shaped by the current policies of the United States, particularly in relation to trade and tariffs. The potential imposition of tariffs, especially on Canadian goods, including crude oil, may create economic challenges for the oil and gas sector. These trade barriers if fully enacted may disrupt supply chains, raise costs, and impact the competitiveness of Canadian exports.

The other risks disclosed in this Risk Factors section may be exacerbated as a result of these geopolitical tensions and trade policy decisions, which may impact market risks including volatility of current and expected oil and gas prices, foreign exchange rates, market prices of common shares; regulatory and political risks including tax, royalty, and other government legislation; financing risks including additional financing, debt service, variations in interest rates; acquisition and expansion risks including international operations and future geographical/industry expansion, acquisition assumptions, failure to realize anticipated benefits of prior acquisitions.

Additional Information

Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov under Vermilion’s profile. Additional information related to the remuneration and indebtedness of the directors and officers of the Company, and the principal holders of common shares and securities authorized for issuance under the Company’s equity compensation plans, where applicable, are contained in the information circular of the Company in respect of its most recent annual meeting of Shareholders involving the election of directors. Additional financial information is provided in Notes 17 and 20 of the Audited Annual Financial Statements and Annual MD&A for the year ended December 31, 2025.

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Appendix A

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR (FORM 51-101F2)

Terms to which a meaning is ascribed in NI 51-101 have the same meaning herein.

To the Board of Directors of Vermilion Energy Inc. (the “Company”):

1.

We have evaluated the Company’s reserves data as at December 31, 2025. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2025, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.
3.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the “COGE Handbook”) maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5.

The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2025, and identifies the respective portions thereof that we have evaluated and reported on to the Company’s Board of Directors:

		Location of Reserves		Net Present Value of Future Net Revenue
Independent Qualified Reserves	Effective Date of	(Country or Foreign		(before income taxes, 10% discount rate - $M)
Evaluator	Evaluation Report	Geographic Area)	Audited	Evaluated	Reviewed	Total
McDaniel & Associates Consultants Ltd	December 31, 2025	Australia	—	145,835	—	145,835
McDaniel & Associates Consultants Ltd	December 31, 2025	Canada	—	3,036,144	—	3,036,144
McDaniel & Associates Consultants Ltd	December 31, 2025	CEE	—	63,713	—	63,713
McDaniel & Associates Consultants Ltd	December 31, 2025	France	—	342,979	—	342,979
McDaniel & Associates Consultants Ltd	December 31, 2025	Germany	—	671,668	—	671,668
McDaniel & Associates Consultants Ltd	December 31, 2025	Ireland	—	439,705	—	439,705
McDaniel & Associates Consultants Ltd	December 31, 2025	Netherlands	—	104,101	—	104,101
Total			—	4,804,145	—	4,804,145

6.

In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7.	We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports.
8.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our reports referred to above:

McDaniel & Associates Consultants Ltd., Calgary, Alberta, Canada, March 3, 2026

“Michael J. Verney”
Michael J. Verney, P.Eng.
Executive Vice President

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Appendix B

REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE (FORM 51-101F3)

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Vermilion Energy Inc. (the “Company”) are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data and related future net revenue as at December 31, 2025, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated the Company’s reserves data. The report of the independent qualified reserves evaluator is presented in Appendix A to the Annual Information Form of the Company for the year ended December 31, 2025.

The Independent Reserves Committee of the Board of Directors of the Company has:

(a)	reviewed the Company’s procedures for providing information to the independent qualified reserves evaluator;
(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and
(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.

The Independent Reserves Committee of the Board of Directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Audit and Independent Reserves Committees, approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;
(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and
(c)	the content and filing of this report.

Because the reserves data is based on judgments regarding future events, actual results will vary and the variations may be material.

“Dion Hatcher”
Dion Hatcher, President and Chief Executive Officer

“Lars Glemser”
Lars Glemser, Vice President and Chief Financial Officer

“Myron Stadnyk”
Myron Stadnyk, Director and Chairman of the Board

“James J. Kleckner Jr.”
James J. Kleckner Jr., Director

March 4, 2026

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Appendix C

Audit Committee Mandate

The primary function of the Audit Committee (the “Committee”) is to assist the Board of Directors (the “Board”) of Vermilion Energy Inc. (the “Corporation”) in its oversight role with respect to matters including:

i.	the Corporation’s accounting and financing reporting processes and the audit of the Corporation’s financial statements;
ii.	the quality and integrity of financial information;
iii.	the Corporations’ compliance with legal and regulatory requirements;
iv.	the effectiveness of the Corporation’s systems of disclosure controls and internal controls regarding finance, accounting, legal, regulatory compliance and ethics;
v.	the effectiveness or risk management and compliance practices;
vi.	recommend the independent external auditors’ appointment (the “auditor”) performance, qualifications and independence;
vii.	related party transactions; and
viii.	the preparation of a report of the Committee to be included in the annual management proxy circular of the Corporation,

with management of the Corporation responsible for the Corporation’s financial reporting, information systems, risk management, disclosure controls, internal controls and compliance.

1.	Committee Structure and Operations

1.1	The Committee shall consist of not less than three directors and not more than five directors.
1.2

Each member of the Committee shall satisfy the applicable independence(1) and experience requirements of the laws governing the Corporation and the applicable rules of any stock exchange on which the Corporation’s securities are listed.

1.3

All Committee members shall be “financially literate” (2), and at least one member shall have “accounting or related financial expertise” as such terms are interpreted by the Board in its business judgment in light of, and in accordance with, the requirements or guidelines for audit committee service under applicable securities laws and rules of any stock exchange on which the Corporation’s securities are listed.

1.4

No Committee member shall serve on the audit committees of more than two other public issuers without prior determination by the Board that such simultaneous service would not impair the member’s independence or the ability of such member to serve effectively on the Committee.

1.5	The Committee shall meet at least four times each year.
1.6	The Committee shall meet in-camera without management present with: (i) the external auditor, (ii) the internal auditor; and (iii) the members of the Committee.

2.	Financial Information and Reporting

2.1	The Committee will review and recommend for approval to the Board financial information that will be made publicly available. This includes the responsibility to:

i.	Review and recommend approval of the Corporation’s annual financial statements and related MD&A and earnings press releases.
ii.	Review and recommend approval of the Corporation’s quarterly financial statements and related MD&A and earnings press releases.
iii.

Ensure adequate procedures are in place for the review of the public disclosure of financial information extracted or derived from the Corporation’s filed financial reporting, other than the public disclosure referred to in items (i) and (ii) above, and periodically assess the adequacy of those procedures.

iv.	Review and recommend approval by the Board of the Corporation’s Annual Information Form and any financing disclosure documents (as required).

1

Committee members must be “independent”, as defined in Sections 1.4 and 1.5 of National Instrument 52-110 and ‘‘independent’’ under the requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and Section 303A.06 of the NYSE Listed Company Manual.

2

The Board has adopted the NI 52-110 definition of “financial literacy”, which is an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.

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2.2	Review and consider:

i.	The critical accounting policies and financial reporting practices used by the Corporation (including the appropriateness thereof).
ii.

Issues regarding accounting principles and financial statement presentations, including any significant proposed changes in financial reporting and accounting principles, policies and practices to be adopted by the Corporation.

iii.

Financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative International Financial Reporting Standards (“IFRS Accounting Standards”) methods on the financial statements of the Corporation and any other opinions sought by management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item.

iv.

Any management letter or schedule of unadjusted differences provided by the auditor and the Corporation’s response to that letter and other material written communication between auditor and management.

v.

Any problems, difficulties or differences encountered in the course of the audit work including any disagreements with management or restrictions on the scope of the auditor’s activities or on access to requested information and management’s response thereto.

vi.	Any new or pending developments in accounting and reporting standards that may affect the Corporation.
vii.	The effect of regulatory and accounting initiatives, as well as any off-balance sheet structures on the financial statements of the Corporation and other financial disclosures.
viii.	Any reserves, accruals, provisions or estimates that may have a material effect upon the financial statements of the Corporation.
ix.

The use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of Corporation and their impact on the reported financial results of the Corporation.

x.	The use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles.
xi.

Any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements; and

xii.	Any other accounting, tax and financial aspects of the operations of the Corporation as the Committee considers appropriate.

3.Oversight of Independent External Auditor

3.1

Recommend to the Board for approval the auditor to be appointed auditor of the Corporation or successor auditor of the Corporation in the event of the termination, resignation or removal of the auditor.

3.2	Recommend to the Board the remuneration of the auditor.
3.3	Review and approve the scope and terms of all audit engagements.
3.4	Satisfy itself that the audit plan proposed by the auditor is risk-based and addresses all the relevant activities.
3.5	Pre-approve all audit services and permitted non-audit services (including fees terms and conditions for the performance of such services) to be provided by the auditor.
3.6	Oversee the performance by the auditor of its engagement and report to the Board on relevant matters, including but not limited to:
i.	The Corporation’s quarterly and annual financial statements and the auditor’s reporting in respect thereof including the appropriateness of policies and underlying estimates.
ii.	Any significant accounting or financial reporting issues.
iii.	Any material issues or potentially material issues, either specific to the Corporation or to the financial reporting environment in general, identified by the auditor.
iv.	The resolution of any disagreements between management and the auditor regarding financial reporting.
3.7	Evaluate the qualifications, performance and independence of the auditor, including:
i.	Review and evaluate the proposed lead audit partner.
ii.	Ensure the rotation of the lead audit partner occurs in accordance with applicable requirements.
iii.

Receive on periodic basis a written statement from the auditors confirming its independence, including a list of relationships between the auditor and the Corporation that may reasonably be expected to impact the independence of the auditor.

iv.

Discuss with the auditor any relationships or services that the auditor reasonably believes may affect the objectivity and independence of the auditors, and recommend to the Board appropriate action in response thereto.

v.	Annually request and review a report from the auditor regarding:
a)	the auditor’s quality-control procedures;
b)

any material issues raised by the most recent quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; and

c)	any steps taken in respect of any such issues.
3.8	Ensure the auditor receives, during its term of office, notice of every meeting of the Committee and, if so requested by the Chair of the Committee, attends such meetings.
3.9	Meet with auditor in camera without management present.

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4.Risk Management Oversight

4.1

The Committee is responsible for the oversight of management’s identification, and evaluation, of the Corporation’s principal risks, and the implementation of appropriate policies, processes and systems to manage or mitigate the risks within the Corporation’s risk framework.

4.2	The Committee shall:
i.	Oversee, and ensure management reports annually to Board in respect of:
a)	the Corporation’s principal risks and overall risk profile;
b)	the Corporation’s strategies in addressing its risk profile;
c)	the processes, policies, procedures and controls in place to manage or mitigate the Corporation’s principal risks; and
d)	the overall effectiveness of the enterprise risk management process and program.
ii.	Oversee the Corporation’s credit and counterparty, market and financial, political and strategic, and repatriation risks.
iii.	Receive and review managements’ annual risk register update including an update on residual risks.
iv.

Review the Corporation’s annual insurance program, including the risk retention philosophy, potential exposure and corporate liability protection programs and ensure management reports to the Board in respect thereof.

5.Internal Controls

5.1	Oversee, and review and approve as required:
i.	Processes adopted by management for establishing effective internal control over financial reporting (the “ICFR”) and disclosure controls and procedures (the “DC&P”).
ii.	The adequacy and effectiveness of the Corporation’s accounting, ICFR and DC&P policies and procedures and management information systems.
iii.	Changes to the Corporation’s ICFR, DC&P and management information systems.
iv.	Oversee management’s certification of ICFR and DC&P.
v.	Spending authority and approval limits.

6.Information Technology – Cyber Security

6.1	Receive annually (or more frequently as the Committee may request) a system status update with respect to the Corporation’s core IT operating systems.
6.2	Review annually (or more frequently as the Committee may request) the Corporation’s cyber security programs and their effectiveness.
6.3	Receive as frequently as the Committee may request an update on the Corporation’s compliance program for cyber threats and security.
6.4	Ensure significant breaches are reported in accordance with best governance practices.

7.Environment, Social and Governance (“ESG”)

7.1	In collaboration with the Sustainability Committee, review and assess ESG-related risks to the Corporation
7.2	Regularly review the Corporations’ risk management policies and processes for, and approach to, addressing ESG-related risks.
7.3	Review ESG disclosure.

8.General Compliance

8.1Oversee, and periodically review, procedures for:

i.

The confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or other matters that could negatively affect the Corporation, such as violations of the Code of Business Conduct and Ethics.

ii.	Treatment of complaints regarding accounting, internal accounting controls, or auditing matters.
iii.	The review and approval of the President and Chairman’s expenses and perquisites.
iv.	The review of any transactions involving the Corporation in which directors or officers of the Corporation have a material interest.

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Duties and Responsibilities	Meeting

	Q1	Q2	Q3	Q4
2. Financial Information and Reporting
2.1 Responsibilities include:
i. Review and recommend approval of the Corporation’s annual financial statements, and related MD&A and earnings press releases.	✓
ii. Review and recommend Board approval of quarterly financial statements, MD&A and press release.		✓	✓	✓

iii. Ensure adequate procedures are in place for the review of the public disclosure of financial information extracted or derived from the Corporation’s filed financial reporting, other than the public disclosure referred to in items (i) and (ii) above, and periodically assess the adequacy of those procedures.

	✓	✓	✓	✓
iv. Review Annual Information Form	✓
2.2 Review and consider:
i. The critical accounting policies and financial reporting practices used by the Corporation, including the appropriateness thereof.	As needed.

ii. Issues regarding accounting principles and financial statement presentations, including any significant proposed changes in financial reporting and accounting principles, policies and practices to be adopted by the Corporation.

As needed.

iii. Financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS Accounting Standards methods on the financial statements of the Corporation and any other opinions sought by management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item.

As needed.

iv. Any management letter or schedule of unadjusted differences provided by the external auditor and the Corporation’s response to that letter and other material written communication between the external auditor and management.

As needed.

v. Any problems, difficulties or differences encountered in the course of the audit work including any disagreements with management or restrictions on the scope of the external auditor’s activities or on access to requested information and management’s response thereto.

As needed.
vi. Any new or pending developments in accounting and reporting standards that may affect the Corporation.	As needed.
vii. The effect of regulatory and accounting initiatives, as well as any off-balance sheet structures on the financial statements of the Corporation and other financial disclosures.	As needed.
viii. Any reserves, accruals, provisions or estimates that may have a material effect upon the financial statements of the Corporation.	As needed.

ix. The use of special purpose entities and the business purpose and economic effect of off balance sheet transactions, arrangements, obligations, guarantees and other relationships of Corporation and their impact on the reported financial results of the Corporation.

As needed.
x. The use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles.	As needed.

xi. Any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements.

As needed.
xii. Any other accounting, tax and financial aspects of the operations of the Corporation as the Committee considers appropriate.	As needed.

3. Independent External Auditor

3.1 Recommend to the Board for approval the independent auditor to be appointed as auditor of the Corporation or successor auditor of the Corporation in the event of the termination, resignation or removal of the auditor.

✓
3.2 Recommend to the Board the remuneration of the independent auditor.	✓
3.3 Review and approve the scope and terms of all audit engagements.	✓
3.4 Satisfy itself that the audit plan proposed by the auditor is risk-based and addresses all the relevant activities.	As needed.
3.5 Pre-approve all audit services and permitted non-audit services (including fees terms and conditions for the performance of such services) to be provided by the independent auditor.	As needed.
3.6 Oversee the performance of independent external auditor and report to the Board on the relevant items.	✓	✓	✓	✓
i. The Corporation’s quarterly and annual financial statements and the auditor’s reporting in respect thereof including the appropriateness of policies and underlying estimates.	✓	✓	✓	✓
ii. Any significant accounting or financial reporting issues.	✓	✓	✓	✓
iii. Any material issues or potentially material issues, either specific to the Corporation or to the financial reporting environment in general identified by the auditor.	✓	✓	✓	✓
iv. The resolution of any disagreements between management and external auditor regarding financial reporting.	✓	✓	✓	✓
3.7 Evaluate the qualifications, performance and independence of the auditor
i.Review and evaluate the proposed lead audit partner.	✓	✓	✓	✓
ii. Ensure the rotation of the lead audit partner occurs in accordance with applicable requirements.	✓	✓	✓	✓

iii. Receive on periodic basis a written statement from the external auditors confirming its independence, including a list of relationships between the external auditor and the Corporation that may reasonably be expected to impact the independence of the external auditor.

	✓	✓	✓	✓

iv. Discuss with the external auditor any relationships or services that the external auditor reasonably believes may affect the objectivity and independence of the external auditors, and recommend to the Board appropriate action in response thereto.

	✓	✓	✓	✓

v. Annually request and review a report from the external auditor regarding:

-Auditor’s quality control procedures.

-Any material issues raised by the most recent quality-control review.

-Steps taken in respect of any such issues.

✓
3.8 Ensure the external independent auditor receives, during its term of office, notice of every meeting of the Committee and, if so requested by the Chair of the Committee, attends such meetings.				✓
3.9 Meet with auditor in camera without management present.	✓	✓	✓	✓

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Duties and Responsibilities	Meeting

	Q1	Q2	Q3	Q4
4. Risk Management
4.2 The Committee shall:	✓	✓	✓	✓

i.Oversee, and ensure management reports and reviews annually to the Board in respect of:

- the Corporation’s principal risks and overall risk profile;

- the Corporation’s strategies in addressing its risk profile;

- the processes, policies, procedures and controls in place to manage or mitigate the Corporation’s principal risks; and

- the overall effectiveness of the enterprise risk management process and program.

ii. Oversee the Corporation’s credit and counterparty, market and financial, political and strategic, and repatriation risks.	✓	✓	✓	✓
iii. Receive and review managements’ annual risk register update including an update on residual risks.			✓

iv. Review the Corporation’s annual insurance program, including the risk retention philosophy, potential exposure and corporate liability protection programs and ensure management reports to the Board in respect thereof.

5. Internal Controls
5.1 The Committee shall review and approve as required:
i.Processes adopted by management for establishing effective internal control over financial reporting ICFR and DC&P.	✓	✓	✓	✓
ii. The adequacy and effectiveness of the Corporation’s accounting, ICFR and DC&P policies and procedures and management information systems.	✓	✓	✓	✓
iii. Changes to the Corporation’s ICFR, DC&P and management information systems.	✓	✓	✓	✓
iv. Oversee management’s certification of ICFR and DC&P.	✓	✓	✓	✓
v. Spending authority and approval of limits.	✓	✓	✓	✓

6. Information Technology – Cyber Security
6.1 Receive annually (or more frequently as the Committee may request) a system status update with respect to the Corporation’s core IT operating systems.				✓
6.2 Review annually (or more frequently as the Committee may request) the Corporation’s cyber security programs and their effectiveness.				✓
6.3 Receive as frequently as the Committee may request an update on the Corporation’s compliance program for cyber threats and security.	As needed.
6.4 Ensure significant breaches are reported in accordance with best governance practices.	As needed.

7. Environment, Social and Governance (“ESG”)
7.1 In collaboration with the Sustainability Committee, review and assess ESG-related risks to the Corporation.	✓	✓	✓	✓
7.2 Regularly review the Corporations’ risk management policies and processes for, and approach to, addressing ESG-related risks.	✓	✓	✓	✓
7.3 Review ESG disclosure.	✓	✓	✓	✓

8. General Compliance
8.1 Oversee, and periodically review procedures for:	As needed.

i.The confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or other matters that could negatively affect the Corporation, such as violations of the Code of Business Conduct and Ethics.

As needed.
ii.Treatment of complaints regarding accounting, internal accounting controls, or auditing matters.	As needed.
iii.The review and approval of the President and Chairman’s expenses and perquisites.	As needed.
iv.The review of any transactions involving the Corporation in which directors or officers of the Corporation have a material interest.	As needed.
8.2 Review this mandate and make recommendations to the Board as appropriate.				✓

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